UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer: Kronos Advanced Technologies Inc
Legal status of issuer
    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Nevada

    Date of organization
    January 12, 2002

Physical address of issuer: 2501 Garfield Ave., Parkersburg, WV 26101

Website of issuer: www.kronosati.co

Name of intermediary through which the Offering will be conducted
TruCrowd

    CIK number of intermediary 0001667145

    SEC file number of intermediary 007-00015

    CRD number, if applicable, of intermediary 283063

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
8.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

Name of qualified third party "Escrow Agent" which the Offering will utilize
TruCrowd

Type of security offered
Units of OTC SAFE Notes

Target number of Securities to be offered
20,000

Price (or method for determining price)
$1

Target offering amount
$20,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: at the issuer's discretion

Maximum offering amount (if different from target offering amount)
$124,000

Deadline to reach the target offering amount
February 28, 2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
5

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$6,295,933.00	$6,326,244.00
Cash & Cash Equivalents	$1,636.00	$19,320.00
Accounts Receivable	$54,122.00	$20,115.00
Short-term Debt	$1,018,453.00	$556,012.00
Long-term Debt	$2,569,215.00	$2,610,000.00
Revenues/Sales	$83,003.00	$503,742.00
Cost of Goods Sold	$50,865.00	$276,083.00
Taxes Paid	$0.00	$0.00
Net Income	-$421,967.00	-$1,465,109.00

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

January 3, 2023

FORM C

Up to $124,000

Kronos Advanced Technologies Inc



Units of OTC SAFE Notes

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Kronos Advanced Technologies Inc, a Nevada Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Units of OTC SAFE Notes of the Company (the "Securities").

Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $20,000 and up to $124,000. from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $300 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through TruCrowd (the "Intermediary"). The Intermediary will be entitled to receive related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Aggregate Minimum Offering Amount	$20,000.00	$1,600.00	$18,400.00
Aggregate Maximum Offering Amount	$124,000.00	$9,920.00	$114,080.00

(1) This excludes fees to the Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.kronosati.co no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant

to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is January 3, 2023.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF

GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

BANKVISTA, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT

INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward- looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.kronosati.co

The Company must continue to comply with the ongoing reporting requirements until:
1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Kronos Advanced Technologies Inc (the "Company") is a Nevada Corporation, formed on January 12, 2002. The Company was formerly known as Penguin Petroleum, Inc., Petroleum Corporation of America, Inc., Technology Selection, Inc., TSET, Inc.

The Company is located at 2501 Garfield Ave., Parkersburg, WV 26101.

The Company's website is www.kronosati.co

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

The Company designs, manufactures, and markets consumer and industrial air purification products. We do not design, market, or sell our air cleaning products as medical devices. We do not claim our products mitigate, treat, cure, or prevent disease. Our business develops and sells consumer products and new technologies that significantly change the way air is moved, filtered, and cleansed. Our product technology, uses state-of-the-art, high voltage processes, thereby eliminating the need for traditional porous HEPA filters. We believe our products move air silently, have superior filtering capabilities, and in general, cleans ambient air while offering dramatically reduced energy consumption. Our products have unique, variable, and superior filtering capabilities in both shape and size. They are available in a smaller footprint to provide air cleaning in cars. Larger units are available for consumer home use, for business use, or even in extreme industrial applications requiring the destruction of certain hazardous gases. The Company also sells bio-aerosol sensors and wearable sensors which are designed to identify aerosol contaminants in the air.

The Offering

Minimum amount of Units of SAFE (Simple Agreement for Future Equity) being offered	20,000
Total Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if minimum amount reached)	20,000
Maximum amount of Units of SAFE (Simple Agreement for Future Equity)	124,000
Total Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if maximum amount reached)	124,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$300.00

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products and services is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize air purifiers. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to manufacture our products. We are getting ready to manufacture our products in USA.
We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations.

The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular electronic components, and finished products.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.

In certain instances, we rely on single or limited service providers and outsourcing vendors from China because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

As a distributor of patented air purifiers and other novelties, our business depends on developing and maintaining close and productive relationships with our vendors.

We depend on our vendors to sell us quality products at favorable prices. Many factors outside our control, including, without limitation, raw material shortages, inadequate manufacturing capacity, labor disputes, transportation disruptions or weather conditions, could adversely affect our vendors' ability to deliver to us quality merchandise at favorable prices in a timely manner. Furthermore, financial or operational difficulties with a particular vendor could cause that vendor to increase the cost of the products or decrease the quality of the products we purchase from it. Vendor consolidation could also limit the number of suppliers from which we may purchase products and could materially affect the prices we pay for these products. We would suffer an adverse impact if our vendors limit or cancel the return privileges that currently protect us from inventory obsolescence.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

One of the potential risks we face in the distribution of our products is liability resulting from counterfeit or tainted products infiltrating the supply chain.

Because we source ingredients from various sources, we rely on various suppliers and their quality control measures. While we have procedures to maintain the highest quality levels in our products, we may be subject to faulty, spoiled or tainted ingredients or components in our products, which would negatively affect our products and our customers' experience with them and could decrease customer demand for our products. In addition, if there are serious illness or injury due to our products, there can be no assurance that the insurance coverage we maintain is sufficient or will be available in adequate amounts or at a reasonable cost, or that indemnification agreements will provide us with adequate protection.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.

These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

We plan to implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

We are required to comply with various import laws and export control and economic sanctions laws, which may affect our transactions with certain customers, business partners and other persons and dealings between our employees and subsidiaries.

In certain circumstances, export control and economic sanctions regulations may prohibit the export of certain products, services and technologies. In other circumstances, we may be required to obtain an export license before exporting the controlled item. Compliance with the various import laws that apply to our businesses can restrict our access to, and increase the cost of obtaining, certain products and at times can interrupt our supply of imported inventory.

Climate Change, Climate Change Regulations and Greenhouse Gas Effects May Adversely Impact our Operations.

There is growing concern from members of the scientific community and the general public that an increase in global average temperatures due to emissions of greenhouse gases (GHG) and other human activities have or will cause significant changes in weather patterns and increase the frequency and severity of natural disasters. Climate change, including the impact of global warming, creates physical and financial risk. Physical risks from climate change include an increase in sea level and changes in weather conditions, such as an increase in changes in precipitation and extreme weather events. Climate change could have a material adverse effect on our results of operations, financial condition, and liquidity by causing worthening of indoors and outdoor air quality.

We may become subject to legislation and regulation regarding climate change, and compliance with any new rules could be difficult and costly. Concerned parties, such as legislators and regulators, shareholders and non-governmental organizations, as well as companies in many business sectors, are considering ways to reduce GHG emissions. Foreign, federal, state and local regulatory and legislative bodies have proposed various legislative and regulatory measures relating to climate change, regulating GHG emissions and energy policies. If such legislation is enacted, we could incur increased energy, environmental and other costs and capital expenditures to comply with the limitations. Due to the uncertainty in the regulatory and legislative processes, as well as the scope of such requirements and initiatives, we cannot currently determine the effect such legislation and regulation may have on our operations.

We could face increased costs related to defending and resolving legal claims and other litigation related to climate change and the alleged impact of our operations on climate change.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Joseph Florence who are COO of the Company. The Company has or intends to enter into employment agreements with Joseph Florence although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Joseph Florence or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on third-party suppliers for the materials used in the manufacturing of our products.

In 2022, the following suppliers provided the following percentage of the listed services, inputs or raw materials.

Supplier or Description: While we currently source parts and manufacturing from China, we recently decided to eliminate our Company's current dependence on the Chinese supply chain and transition Kronos to be a company committed to manufacturing "Made in the USA Products" using our West Virginia facility and a predominantly U.S. based supply chain. As of the date of this filing, we are in transitioning and preparing our West Virginia facility with a projected opening in the first quarter of 2023.

We believe our transition to United States suppliers and manufacturing at our West Virginia facility will provide benefits to our business. China is geographically distant from major US consumer markets. Our parts suppliers and manufacturers in China have experienced supply chain difficulties during the pandemic resulting in greater lead times to produce and ship our products.

Additionally, in January 2021, tariffs and customs duties on our products increased to 25%. As such, additional tariffs now apply to almost all goods imported from China. All companies importing to the US are affected by the new tariffs, including non-US companies importing as a foreign importer of record. For many product categories, it's still not an option to simply shift orders to suppliers in other Asian countries, as for most categories there simply are no factories outside of China. As a result of shifting our supply and manufacturing operations to the United States, we can avoid these tariffs.

Service: manufactured air purifiers

% of such service:

If any of these suppliers changed its sales strategy to reduce its reliance on distribution channels, or decided to terminate its business relationship with us, sales and earnings could be adversely affected until we are able to establish relationships with suppliers of comparable products. Any delay or interruption in manufacturing operations (or failure to locate a suitable replacement for such suppliers) could materially adversely affect our business, prospects, or results of operations. Most of our agreements with suppliers are terminable by either party on short notice for any reason. Although we believe our relationships with these key suppliers are good, they could change their strategies as a result of a change in control, expansion of their direct sales force, changes in the marketplace or other factors beyond our control, including a key supplier becoming financially distressed.

We rely on various intellectual property rights, including patents and trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Joseph Florence in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Joseph Florence die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and potentially overseas.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non- income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and

safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes- Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment and changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.

Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including but not limited to: marketing and sales efforts, supply chain, etc. COVID-19 and its side-effects, such as Quarantines, may negatively affect employees, customers, suppliers, and the economy as a whole by damaging people's mental health, supply chain shortages may cause standard of living to decrease, costs of living to increase, and any of these may cause employees to seek additional or different employment, and/or with quarantine potentially causing mental health to decline, employee performance may also decline as a result, which may affect our operations. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.

The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.

Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.

The prices of the ingredients, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of, raw materials,or other commodities, fuel prices. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

However, the supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

Substantial disruption to production at our manufacturing and distribution facilities could occur.

A disruption in production at our manufacturing facility or at our third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Future product recalls or safety concerns could adversely impact our results of operations.

We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

The consolidation of retail customers could adversely affect us.

Once the Company develops significant Retail customers, such as supermarkets, warehouse clubs, and electronics retailers in our major markets, may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.

Our activities or products, both in and outside of the United States, are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the U.S. Food and Drug Administration, U.S. Federal Trade Commission, the U.S. Departments of Agriculture, Commerce and Labor, as well as similar and other authorities outside of the United States, International Accords and Treaties and others, including voluntary regulation by other bodies. In addition, legal and regulatory systems in emerging and developing markets may be less developed, and less certain. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The manufacturing, marketing and distribution of food products are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

Significant additional labeling or warning requirements may inhibit sales of affected products.

Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of our product(s). If these types of requirements become applicable to our product(s) under current or future environmental or health laws or regulations, they may inhibit sales of such products.

Changes in raw material and manufacturing input prices could adversely affect our business and results of operations.

Because pricing for the majority of our cellulose specialty fibers customers is set annually, we typically have very limited ability to pass along fluctuations in costs to customers after pricing has been established. Raw material costs and energy, such as plastics, chemicals, electronic components are a significant operating expense. The cost of raw materials and energy can be volatile and are susceptible to rapid and substantial increases due to factors beyond our control, such as changing economic conditions, political unrest, instability in energy-producing nations, and supply and demand considerations. For example,semiconductors and other electronic components, a key manufacturing input, has historically had significant price volatility. Price increases and general volatility could adversely affect our business and results of operations.

Failure to develop new products and production technologies or to implement productivity and cost reduction initiatives successfully may harm our competitive position.

We depend significantly on the development of commercially viable new products, product grades and applications, as well as process technologies, free of any legal restrictions. If we are unsuccessful in developing new products, applications and production processes in the future, our competitive position and results of operations may be negatively affected. However, as we invest in new technology, we face the risk of unanticipated operational or commercialization difficulties, including an inability to obtain necessary permits or governmental approvals, the development of competing technologies, failure of facilities or processes to operate in accordance with specifications or expectations, construction delays, cost over-runs, the unavailability of financing, required materials or equipment and various other factors. Likewise, we have undertaken and are continuing to undertake initiatives to improve productivity and performance and to generate cost savings. These initiatives may not be completed or beneficial or the estimated cost savings from such activities may not be realized.

Product liability claims could adversely impact our business and reputation.

Our business exposes us to potential product liability risk, as well as warranty and recall claims that are inherent in the design, manufacture, sale and use of our products. We sell products in industries such as small business, schools, hotels, where the impact of product liability risk is high. In the event our products actually or allegedly fail to perform as expected and we are subject to such claims above the amount of insurance coverage, outside the scope of our coverage, or for which we do not have coverage, our results of operations, as well as our reputation, could be adversely affected. Our products may be subject to recall for performance or safety-related issues. Product recalls subject us to harm to our reputation, loss of current and future customers, reduced revenue and product recall costs. Product recall costs are incurred when we, either voluntarily or involuntarily, recall a product through a formal campaign to solicit the return of specific products due to a known or suspected performance issue. Any significant product recalls could have an adverse effect on our business and results of operations.

We may incur additional expenses and delays due to technical problems or other interruptions at our manufacturing facilities.

Disruptions in operations due to technical problems or other interruptions such as floods or fire would adversely affect the manufacturing capacity of our facilities. Such interruptions could cause delays in production and cause us to incur additional expenses such as charges for expedited deliveries for products that are delayed. Additionally, our customers have the ability to cancel purchase orders in the event of any delays in production and may decrease future orders if delays are persistent. Additionally, to the extent that such disruptions do not result from damage to our physical property, these may not be covered by our business interruption insurance. Any such disruptions may adversely affect our business and results of operations.

Any disruption in our information systems could disrupt our operations and would be

adverse to our business and results of operations.

We depend on various information systems to support our customers' requirements and to successfully manage our business, including managing orders, supplies, accounting controls and payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our business interruption insurance.

The potential impact of failing to deliver products on time could increase the cost of our products.

In most instances, we guarantee that we will deliver a product by a scheduled date. If we subsequently fail to deliver the product as scheduled, we may be held responsible for cost impacts and/or other damages resulting from any delay. To the extent that these failures to deliver occur, the total damages for which we could be liable could significantly increase the cost of the products; as such, we could experience reduced profits or, in some cases, a loss for that contract. Additionally, failure to deliver products on time could result in damage to customer relationships, the potential loss of customers, and reputational damage which could impair our ability to attract new customers.

Many of our customers do not commit to long-term production schedules, which makes it difficult for us to schedule production accurately and achieve maximum efficiency of our manufacturing capacity.

Many of our customers do not commit to firm production schedules and we continue to experience reduced lead-times in customer orders. Additionally, customers may change production quantities or delay production with little lead-time or advance notice. Therefore, we rely on and plan our production and inventory levels based on our customers' advance orders, commitments or forecasts, as well as our internal assessments and forecasts of customer demand. The variations in volume and timing of sales make it difficult to schedule production and optimize utilization of manufacturing capacity. This uncertainty may require us to increase staffing and incur other expenses in order to meet an unexpected increase in customer demand, potentially placing a significant burden on our resources. Additionally, an inability to respond to such increases may cause customer dissatisfaction, which may negatively affect our customers' relationships.

Further, in order to secure sufficient production scale, we may make capital investments in advance of anticipated customer demand. Such investments may lead to low utilization levels if customer demand forecasts change and we are unable to utilize the additional capacity. Additionally, we order materials and components based on customer forecasts and orders and suppliers may require us to purchase materials and components in minimum quantities that exceed customer requirements, which may have an adverse impact on our results of operations. Such order fluctuations and deferrals may have an adverse effect on our business and results of operations.

Fluctuations in the mix of customer demand for our various types of solution offerings could impact our financial performance and ability to forecast performance.

Due to fluctuations in customer needs, changes in customer industries, and general economic conditions, customer demand for the range of our offerings varies from time to time and is not predictable.During the Covid-19 pandemic the demand for our air purifiers was high. In addition, our gross margins vary by customer and by segment and the mix of services provided to our customers could impact our results of operations as certain of our customers and segments have different gross margin profiles. Generally, the profitability of an account increases over time. As a result, the mix of solutions we provide to our customers varies at any given time, both within a quarter and from quarter-to-quarter. These variations in service mix impact gross margins and the predictability of gross margins for any period. You should not rely on the results of any one quarter as an indication of our future performance.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.

Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:

●   changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;
●   our ability to effectively manage our working capital;
●   our ability to satisfy consumer demands in a timely and cost-effective manner;
●   pricing and availability of labor and materials;
●   our inability to adjust certain fixed costs and expenses for changes in demand;
●   shifts in geographic concentration of customers, supplies and labor pools; and
●   seasonal fluctuations in demand and our revenue.

If we fail to attract and retain enough sufficiently trained customer service associates and other personnel to support our operations, our business and results of operations will be seriously harmed.

We rely on customer service associates, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified customer service associates. Companies in our industry, including us, experience high employee attrition. Our attrition rate for our customer service associates who remained with us following a 90-day training and orientation period was on average approximately 5% per month. A significant increase in the attrition rate among our customer service associates could decrease our operating efficiency and productivity. Our failure to attract, train and retain customer service associates with the qualifications necessary to fulfill the needs of our existing and future clients would seriously harm our business and results of operations.

Our ability to sell our products and services is dependent on the quality of our technical support services, and our failure to offer high quality technical support services would have a material adverse effect on our sales and results of operations.

Once our products are deployed within our end-customers' operations, end-customers depend on our technical support services to resolve any issues relating to these products. If we do not effectively assist our customers in deploying these products, succeed in helping our customers quickly resolve post-deployment issues, and provide effective ongoing support, our ability to sell additional products and services to existing customers would be adversely affected and our reputation with potential customers could be damaged. As a result, our failure to maintain high quality support services would have an adverse effect on our business and results of operations.

We may be adversely affected by cyclicality, volatility or an extended downturn in the United States or worldwide economy, or in or related to the industries we serve.

Our revenues are generated primarily from selling our patented air purifiers to homes and small business customers seeking to improve indoor air quality.Therefore, our operating results, business and financial condition could be significantly harmed by an extended economic downturn or future downturns, especially in regions or industries where our operations are heavily concentrated. Further, we may face increased pricing pressures during such periods as customers seek to use lower cost or fee services, which may adversely affect our financial condition and results of operations.

We are subject to rapid technological change and dependence on new product development.

Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance our products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.

We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

We may rely on subcontractors and partners to provide customers with a single-source

solution or we may serve as a subcontractor to a third party prime contractor.
From time to time, we may engage subcontractors, teaming partners or other third parties to provide our customers with a single-source solution for a broader range of service needs. Similarly, we are and may in the future be engaged as a subcontractor to a third party prime contractor. Subcontracting arrangements pose unique risks to us because we do not have control over the customer relationship, and our ability to generate revenue under the subcontract is dependent on the prime contractor, its performance and relationship with the customer and its relationship with us. While we believe that we perform appropriate due diligence on our prime contractors, subcontractors and teaming partners and that we take adequate measures to ensure that they comply with the appropriate laws and regulations, we cannot guarantee that those parties will comply with the terms set forth in their agreements with us (or in the case of a prime contractor, their agreement with the customer), or that they will be reasonable in construing their contractual rights and obligations, always act appropriately in dealing with us or customers, provide adequate service, or remain in compliance with the relevant laws, rules or regulations. We may have disputes with our prime contractors, subcontractors, teaming partners or other third parties arising from the quality and timeliness of work being performed, customer concerns, contractual interpretations or other matters. We may be exposed to liability if we lose or terminate a subcontractor or teaming partner due to a dispute, and subsequently have difficulty engaging an appropriate replacement or otherwise performing their functions in-house, such that we fail to fulfill our contractual obligations to our customer. In the event a prime contract, under which we serve as a subcontractor, is terminated, whether for non-performance by the prime contractor or otherwise, then our subcontract will similarly terminate and we could face contractual liability and the resulting contract loss could adversely affect our business and results of operations.

Our business and financial condition may be impacted by military actions, global terrorism, natural disasters and political unrest.
Military actions in Iraq, Afghanistan and elsewhere, global terrorism, natural disasters and political unrest in the Middle East and other countries are among the factors that may adversely impact regional and global economic conditions and our clients' ability, capacity and need to invest in our services. Additionally, hurricanes or other unanticipated catastrophes, both in the U.S. and globally, could disrupt our operations and negatively impact our business as well as disrupt our clients' businesses, which may result in a further adverse impact on our business. As a result, significant disruptions caused by such events could materially and adversely affect our business and financial condition.

The Company could be negatively impacted if found to have infringed on intellectual property rights.
Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a

third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.
To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third- party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We depend on profitable royalty-bearing licenses of our technology, and if we are unable to maintain and generate such license agreements, then we may not be able to sustain existing levels of revenue or increase revenue.

We depend upon the identification, investment in and license of new patents for our revenues. If we are unable to maintain such license agreements and to continue to develop new license arrangements, then we may not have the resources to identify new technology-based opportunities for future patents and inventions in order to maintain sustainable revenue and growth.

Our current or future license agreements may not provide the volume or quality of royalty revenue to sustain our business. In some cases, other technology sources may compete against us as they seek to license and commercialize technologies. These and other strategies may reduce the number of technology sources and potential clients to whom we can market our services. Our inability to maintain current relationships and sources of technology or to secure new licensees, may have a material adverse effect on our business and results of operations.

If we fail to maintain or expand our relationships with our suppliers and manufacturers, we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.

In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers, such as Airdog USA to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services.

Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability.

Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our server solutions is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain heavy use applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.

Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

We currently obtain components from single or limited sources, and are subject to significant supply and pricing risks.

Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company has entered into agreements for the supply of many components, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of components. The follow-on effects from global economic conditions on our suppliers, also could affect our ability to obtain components. Therefore, we remain subject to significant risks of supply shortages and price increases. Our products often utilize custom components available from only one source. Continued availability of these components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

Risks Related to the Securities

The Units of SAFE (Simple Agreement for Future Equity) will not be freely tradable until one year from the initial purchase date. Although the Units of SAFE (Simple Agreement for Future Equity) may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Units of SAFE (Simple Agreement for Future Equity). Because the Units of SAFE (Simple Agreement for Future Equity) have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Units of SAFE (Simple Agreement for Future Equity) have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Units of SAFE (Simple Agreement for Future Equity) may also adversely affect the price that you might be able to obtain for the Units of SAFE (Simple Agreement for Future Equity) in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.

We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

The Company does not anticipate paying any cash dividends for the foreseeable future.

The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends.

Purchasers will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until an IPO or sale of the Company.

Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.

Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities. Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Purchasers will never be able to freely vote upon any director or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.

Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.

In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as if they were common stock holders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted.

Purchasers will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

The Securities do not have a valuation cap.

The Securities do not have a valuation cap to minimize the dilution of the shares into which the Securities are converted upon a future equity financing. Convertible securities often feature a ceiling or limit, referred to as a "valuation cap," which sets a maximum company valuation for the purposes of calculating the number of shares into which such securities are converted. This benefits the holders of such convertible securities by establishing a minimum number of shares into which the convertible securities will convert, thereby limiting the extent to which the holders' ownership percentages are diluted. The Securities do not have such ceiling or limit; thus each Purchaser's ownership of the Company will be determined based on the valuation of the Company established by the future equity financing.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the

terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Your ownership of the shares of stock will be subject to dilution.
Owners of the security being offered do not have preemptive rights. If the Company conducts subsequent Offerings of or Securities convertible into the security being offered, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.
The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may

incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future.
The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of .

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

The Company designs, manufactures, and markets consumer and industrial air purification products. We do not design, market, or sell our air cleaning products as medical devices. We do not claim our products mitigate, treat, cure, or prevent disease. Our business develops and sells consumer products and new technologies that significantly change the way air is moved, filtered, and cleansed. Our product technology, uses state-of-the-art, high voltage processes, thereby eliminating the need for traditional porous HEPA filters. We believe our products move air silently, have superior filtering capabilities, and in general, cleans ambient air while offering dramatically reduced energy consumption. Our products have unique, variable, and superior filtering capabilities in both shape and size. They are available in a smaller footprint to provide air cleaning in cars. Larger units are available for consumer home use, for business use, or even in extreme industrial applications requiring the destruction of certain hazardous gases. The Company also sells bio-aerosol sensors and wearable sensors which are designed to identify aerosol contaminants in the air.

Business Plan

The Company is committed to bringing the best user experience to its customers through its innovative air purification devices and services. The Company's business strategy leverages its unique ability to design and develop its own hardware, application software, and services to provide its customers products and solutions with innovative design, superior ease-of-use and improve quality of life. As part of its strategy, the Company continues to expand its platform for the discovery and design of new wellness consumer electronics products.

HEPA filters used in most consumer air cleaners are designed to trap pollutants such as pollen and dust. Unfortunately, based on this very design, over time, the "collection process" creates a clogged filter, and as such, HEPA air purifiers will stop working if the filter isn't changed regularly. This clogging action can also result in pollutants that were once trapped and collected migrating through the filter elements and escaping back into the air. Further, when the air temperature is warm and contains high humidity, mold and bacteria can grow on a HEPA filter, causing foul odors and potentially hazardous waste to be emitted back into the room. Kronos's ultra-efficient air purification module, with its washable collector plates, solves this problem by offering to the consumer an easy-clean system that is both safe and effective, allowing the collector plates to be cleansed by a simple handwash with detergent and warm water, or simply put it in the dishwasher to clean.

Our products feature a five-stage air purification process which starts at the bottom of the unit, where air is taken into the device and a pre-filter screen designed to collect large particulates, such as hair, pollen, and pet dander. The second stage forces air to pass through an array of electric emitter wires that kills bacteria and germs. The third stage forces the air through an ionic field consisting of negative ions that latch on to particles in the air, giving them an electrical charge. The electrical charge causes particles to clump together and become heavy. As the particulates move to the fourth stage, they are collected onto a plate. At the last stage – the Catalyst Stage – the purified air is freshened to remove any odors. The following diagram illustrates our process:


Dirty Air (Before)
Pet Dander
Pollen
Fresh Air (After)
1
PRE-FILTER
Removes hair and dander etc.
2
EMITTER WIRES
Kills bacteria and germs
IONIC FILED
Avalanching effects & acceleration
4
COLLECTING PLATES
Collect all harmful particles
5
OZONE REMOVAL
Ozone removal

Today, Kronos' product research and development produce products that move the air silently, have excellent filtering and purification capabilities, and in general, cleans ambient room air while offering reduced energy consumption. They are available in a smaller footprint to provide unequaled air cleaning in cars. Larger units are available for consumer home use, for business use, or even in extreme industrial applications requiring the destruction of certain hazardous gases. Our technology has the ability to remove contaminants and allergens down to 14.6 nanometers which is 20 times smaller than HEPA filters – a market advantage.

We are also exploring the development of a series of small multifunctional devices that can be used as space heaters, vaporizers, disinfectors, deodorizers and/or fans. The space heaters, vaporizers, disinfectors, deodorizers and/or fans have all been conceptualized during our Research and Development efforts over the past years. Each product varies in its respective level of completion. For example, our space heater design is completed and ready to go to manufacturing, our other products are still in the developmental stage. All products are waiting on capital and should be finalized as capital becomes available.

Plan of Operations

On June 17th, 2021, West Virginia Economic Development Authority (WVEDA) approved in a meeting of its board of directors to grant Kronos two loan offers with the aggregate principal amount not to exceed $2,610,000. The loans are for the Company's acquisition of the manufacturing facility in West Virginia and for fixed equipment. The loans contain repayment terms of 15 years and 10 years respectively. Interest rates for the two notes are as follows:

Loan (1) $1,845,000: This loan shall bear interest fixed as of the third business day prior to closing equal to the rate of the 20 Year US Treasury Note rate plus 0.75%. This loan has a floor (minimum) interest rate of 2. 75% and shall be adjustable every five years. The loan will be secured by a first lien deed of trust on the project land, improvements, and appurtenances in the amount of $1,845,000, and will be cross collateralized with Loan (2), discussed below.

Loan (2) $765,000: This loan shall bear interest fixed as of the third business day prior to closing equal to the rate of the Wall Street Journal Prime rate multiplied by 0.75%. This loan has a floor (minimum) interest rate of 2.75%. The loan will be secured by a UCC-1 security filing on all assets of the Company and will be cross collateralized with Loan (1).

On April 7, 2022, we completed all conditions precedent and the loans closed by our purchase of fixed equipment, providing proofs of hazard and flood insurance, title insurance and liability insurance. We also installed all equipment and completed all renovations at the facility, which resulted in the transfer of title of the real estate to the Company from a "contract of sale" to recorded ownership.

While we currently source parts and manufacturing from China, we recently decided to eliminate our Company's current dependence on the Chinese supply chain and transition Kronos to be a company committed to manufacturing "Made in the USA Products" using our West Virginia facility and a predominantly U.S. based supply chain. As of the date of this filing, we are in transitioning and preparing our West Virginia facility with a projected opening in the first quarter of 2022.

We believe our transition to United States suppliers and manufacturing at our West Virginia facility will provide benefits to our business. China is geographically distant from major US consumer markets. Our parts suppliers and manufacturers in China have experienced supply chain difficulties during the pandemic resulting in greater lead times to produce and ship our products.

Additionally, in January 2021, tariffs and customs duties on our products increased to 25%. As such, additional tariffs now apply to almost all goods imported from China. All companies importing to the US are affected by the new tariffs, including non-US companies importing as a foreign importer of record. For many product categories, it's still not an option to simply shift orders to suppliers in other Asian countries, as for most categories there simply are no factories outside of China. As a result of shifting our supply and manufacturing operations to the United States, we can avoid these tariffs.

Our Products

Our technology is currently offered in the form of multiple products designed to move, sterilize, filter, and cleanse the air for businesses, homes, vehicles, and even individuals themselves. On a broader basis, the additional markets that could immediately be impacted using standalone, embedded Kronos devices include schools, universities, manufacturing clean-rooms, retail shops, hospitality, personal automobiles, buses, taxis, and commercial aircraft cabins.

Our air cleaner products are targeted to the size of the space sought to be cleansed. Our current product Kronos® Air 5G®, Models 3, 5 and 8 product line includes our devices that cleanse spaces consisting of 300, 400, and 1,000 square feet respectively. We also developed the FitAir™, a personal air cleaner device that cleans personal air space in a small room consisting of 25 square feet or less, perfect for a small office. Our personal air cleaner products also include the Kronos Car Air Cleaner™ designed to sit securely on the dashboard of cars, and the Kronosati Mini™, a wearable air purifier that is worn on a lanyard and provides the wearer with purified air around a personal breathing space.

Our air cleaners are used in homes, schools, laboratories, and retail spaces to remove allergens, airborne contaminants, and odor from the air and maintain indoor air quality for people as well as employees working in these facilities. Our product line consists of the following:

Kronos® Air 5G®

The Kronos® Air 5G® models 3, 5 and 8 are all stand-alone air cleaners used in residential and business spaces and all feature our five-stage air cleaning process. The Model 3 cleans approximately 200 square feet of space; the Model 5G® cleans 400 square feet of space; and the Model 8 cleans 1,000 square feet of space.



Performance Specifications

Model	Kronos Air 5G Model 8	Kronos Air 5G Model 5	Kronos Air 5G Model 3
CADR (CFM)	500	200	120
Ozone (pbb)	<10 (Safety Standard <50)	<10 (Safety Standard <50)	<10 (Safety Standard <50)
Weight (lb)	43	26	11
Size HxLxW (in)	30x15x15	25.6x12.5x12.0	20.5x12.0x12.0
Applicable Area	1,000sqf	400	200
Noise (dB(A)) Average	<63	<63	<60
Rated Power (Watts)	110	60	27

Kronos Car Air

Using the same Kronos air purification technologies used in our Kronos® Air Model 5G®, this unit is designed to sit securely on a car dashboard and is powered through a DC 12V Car Charger.



Performance Specifications	
Model	Car Air
CADR (CFM)	8.7
Ozone (pbb)	5.3 (Safety Standard <50)
Size HxLxW (in)	8.2x7.0x2.5
Applicable Area	Cubical / Car
Rated Power (Watts)	6

Fit-Air Bundle™

This device is designed to be used in conjunction with a Kronos® designed face mask to provide the user with personal air filtration and purification within 2.5 cubic feet of personal space. The mask is not a surgical mask nor one designed to provide antimicrobial or antiviral protection. The product has not been FDA cleared or approved and we do not claim that the Fit-Air Bundle™ mitigates, treats, cures, or prevents disease.



Market and Competition

Kronos expects growth in both the Global and the North American portable air purifier market over the next seven-year period. This growth is projected across the entire spectrum of room sized units, portable automotive units, and also wearable devices. The market is expected to be driven by rising airborne contaminants and increasing pollution levels in urban areas. Moreover, growing health consciousness, improving standards of living, and rising disposable income are expected to fuel the market growth. The rising adoption of air pollution control equipment, especially in developing regions across the globe, is anticipated to drive the market in the future. The rising awareness regarding a healthy lifestyle, especially among the urban youth, is expected to significantly contribute to the market growth. The filtering or air purification process itself generally falls into four categories: HEPA Filters; Activated Carbon Filters; Ion Generator based Filters; and Electrostatic Precipitator based Filters. Currently, products using HEPA filters are the consumers' primary choice, controlling approximately 40% of the residential air purifier market. The other three processes all share similar market share sizes of 18% - 22%.

The primary competitors in the air purification market are well established name brands using HEPA filters:

NAME	TECHNOLOGY
3M	HEPA
Carrier	HEPA
Honeywell	HEPA
LG	HEPA
Phillips	HEPA
Sharp	HEPA
Whirlpool	HEPA

Each of these listed companies (and others) provides portable air purifiers to the North American market. Of particular significance is that even with the summation of such a diverse listing of manufacturers and suppliers participating in the portable air purifier market, no single entity, nor even a combined segment representing the sales of the top 5 companies, have a dominant market position. This market, through various market studies, is quantified and recognized as a fragmented market. The fact that such exponential growth is projected over the seven-year forecasted period in such a highly fragmented market further supports Kronos' business decision to introduce its advanced product platform on a national scale, having superior air purification technologies for use in both commercial and consumer settings.

Today, the most significant sales and distribution channels for portable air purifiers are the large box stores. This fact is attributed to the variety of manufacturers and products being offered "firsthand" to a customer base just beginning to understand the product offerings. A recent Market Report for the forecasted period of 2019-2027 predicts a significantly growing market that will continue to see gains in this well-established (big box) distribution channel; however, per this report, the largest growth of portable air purifiers will be attributed to online store sales. In fact, on a global basis, online stores are expected to witness the fastest growth, registering a CAGR of 13.22% during the forecast period (2020-2027).

The global air purifier market size was valued at USD 10.67 billion in 2020 and is expected to expand at a compound annual growth rate of 10.0% from 2021 to 2028.

Sales and Marketing

We sell our products directly through our web site: https://1800safeair.com/, through independent sales representative and through select retail outlets. While we currently source components for our products in an international supply chain, we recently decided to move eliminate our Company's current dependence on today's Chinese Supply Chain and instead transition Kronos to be a company committed to manufacturing "Made in the USA Products" using our West Virginia facility and a predominantly U.S. based supply chain. We expect that our physical plant in West Virginia will be completed in the first quarter of 2022 and expect that our parts sourcing and manufacturing will develop apace after opening as we transition from our Chinese supply chain to the United States.

Research and Development

We are continuing our research and development into specific product applications across two distinct product application platforms: standalone devices and embedded applications. Standalone products are self-contained and only require the user to plug the Kronos device into a wall outlet to obtain air movement and filtration for their home, office, or hotel room. Embedded applications of the Kronos technology require the technology be added into another system, such as abuilding ventilation system for more efficient air movement and filtration or into an electrical device such as computer or medical equipment to replace the cooling fan or heat sink.

We are also exploring the development of our products for usage in healthcare settings. We are also researching the development of a series of small multifunctional devices that can be used as space heaters, vaporizers, disinfectors, deodorizers and/or fans. The space heaters, vaporizers, disinfectors, deodorizers and/or fans have all been conceptualized during our Research and Development efforts over the past years. Each product varies in its respective level of completion. For example, our space heater design is completed and ready to go to manufacturing, our other products are still in the developmental stage. All products are waiting on capital and should be finalized as capital becomes available.

Intellectual Property

Our current patent portfolio consists of patents issued from 2003 to 2008, as follows:

Jurisdiction/Number	Type	Termination Date
United States: 6,664,741 B1	Utility	December 16, 2023
United States: 6,727,657 B2	Utility	April 27, 2024
United States: 6,888,314 B2	Utility	May 3, 2025
United States: 6,937,455 B2	Utility	August 30, 2025
United States: 6,963,479 B2	Utility	November 8, 2025
United States: 7,053,565 B2	Utility	May 30, 2026
United States: 7,150,780 B2	Utility	December 19, 2026
United States: 7,122,070 B2	Utility	October 17, 2026
United States: 7,248,003 B2	Utility	July 24, 2027
United States: 7,262,654 B2	Utility	August 28, 2027
United States: 7,410,532 B2	Utility	August 12, 2028
United States: 6,504,308 B1	Utility	January 7, 2023
United States: 6,919,698 B2	Utility	July 19, 2025
United States: 7,157,704 B2	Utility	January 2, 2027
United States: 6,888,314 B2	Utility	May 3, 2025

On July 9, 2021, our agent applied a utility patent application for a "Antibacterial and Cellphone Radiation-proof Face Mask." She subsequently assigned the patent application to us. The patent application number is 17/372,170 and is pending review with the U.S. Patent and Trademark Office.

Employees

As of December 8, 2022, we have five (5) employees, all of whom are U.S based. None of our U.S employees are represented by a labor union.

History of the Business

Regarding predecessors:

Kronos Advanced Technologies, Inc. ("Kronos" or the "Company") was originally incorporated under the laws of the State of Utah on September 17, 1980, as Penguin Petroleum, Inc. Penguin Petroleum Inc.'s stockholders approved a name change on October 6, 1982, to Petroleum Corporation of America, Inc. On December 29, 1996, stockholders approved a reorganization whereby they exchanged their stock on a one-for-one basis with Technology Selection, Inc., a Nevada corporation. Technology Selection, Inc.'s shares began trading on the Over-the-Counter Bulletin Board on August 28, 1996, under the symbol "TSET". On November 19, 1998, Technology Selection, Inc. changed its name to TSET, Inc. Effective January 12, 2001, we began doing business as Kronos Advanced Technologies, Inc.; and, as of January 18, 2002, we changed our ticker symbol to "KNOS".

The Company's Products and/or Services

Product:

Patented Air purifiers

Description:

Our technology is currently offered in the form of multiple stand-alone portable products designed to move, filter, and clean the air for businesses, homes, and vehicles. On a broader basis, the additional markets that could immediately be impacted using standalone, embedded Kronos® devices include schools, universities, manufacturing clean-rooms, personal automobiles, buses, taxis, and commercial aircraft cabins. Our products are marketed under the Airdog® and KRONOS® brand names.

We market and sell our products directly through our web site: https://1800safeair.com/, and also through independent sales representatives and select retail outlets.

Kronos also owns and operates special vanity phone number 1-800-SAFE-AIR that spells out words that correspond to what our business does, we believe that this is a very effective marketing tool. It positions our company as one of the experts in the field, and most certainly a toll-free number with two words that are self-explanatory looks be very memorable in any form of advertising, TV, radio, print and online.

A combination of the domain name (www.1800SafeAir.com) and telephone number 1-800-SAFE-AIR also helps prospective customers and shareholders remember our business and what it does. A customer or shareholder is more likely to call a number that they can recall easily, and it will always be easier to memorize a word than a string of random numbers. In addition, 1-800-SAFE-AIR phone number makes our business immediately memorable to new customers and returning customers needing help with our products.

Mountain Marketing Group conducts surveys and research to rate the success of various types of advertising and marketing. In their latest study, they found:

90% of Americans have used toll-free numbers to contact a company after watching an advertisement.

Of these 90%, a productive ad using an 800-vanity number generated a response rate of 30% or more.

As much as 84 percent of these prospects were able to recall the phone number because of visual aids and the use of letters rather than numbers.

Current Market:

We expect that the growth of the portable air cleaner market is projected to occur in both commercial and residential markets in the future. Helping to drive this expected domestic growth is a well-educated consumer base with rising awareness of airborne contaminants; becoming accustomed to adapting to preventative measures; and, having both an expendable income and the willingness to invest in products perceived to promote a healthy environment. Other "external" factors contributing to the growth of the domestic air purifier market include global warming, including increases in national disasters, such as seasonal large forest fires and hurricanes, as well as prolonged sweltering heat zones. Such events and conditions are projected to remain and perhaps even increase for the foreseeable future. The commercial segment can best be identified as business applications embodying offices, academic centers, stores, hotels, conference rooms, service automobiles/busing, and small indoor public gathering sites. In contrast, the residential segment consists of single-family homes, condos, and apartments. Of particular note is a recent study indicating that "satisfied customers" having single-family homes often resort to secondary purchases resulting in multiple air purifiers located in separate rooms throughout their homes. This is particularly true in families having children or aging parents living at home.

We expect trends will continue to accelerate the growth of the global portable air purifier market. In fact, with improved tools and techniques, scientists and health organizations are just beginning to fully understand and accurately quantify the impact of airborne pollutants and contaminants in today's world.

We plan to expand to a larger, more diverse product platform in the near future, offering Clean Air, Clean Water, and Clean Food solutions for the consumer. Similar to the projected exponential market growth for the portable air purifier market, independent Market Research also indicates dramatic forecasted growth for the water purifier market. As of the date of this Prospectus, we do not offer or have any timetable for the introduction to market of any Clean Air, Clean Water, and Clean Food solutions for the consumer.

We will use these proceeds for general corporate and working capital purposes and acquisitions or assets, software development, businesses, or operations, or for other purposes that our board of directors, in its good faith, deems to be in the Company's best interest. The Company may change the use of proceeds if it feels it is in the best interest of the shareholders to use the proceeds to discharge indebtedness relevant to the Company's business. We will pay for expenses of this offering, except that the selling stockholder will pay any broker discounts or commissions or equivalent costs and costs of its legal counsel applicable to the sale of its shares.

We will rely on strategic relationships with third parties to expand our manufacturing and distribution channels and to undertake product development and marketing efforts. Our ability to increase sales depends on marketing our products through new and existing strategic relationships. We intend to partner with established existing suppliers and distributors in order to reach target markets such as the medical, healthcare, hospitality, food service and lodging markets. The Company sells its products and resells third-party products in most of its major markets directly to consumers and small and medium sized businesses through its retail and online stores and its direct sales force. The Company also employs a variety of indirect distribution channels, such as third-party wholesalers, retailers and value-added resellers. The Company offers products online through www.Walmart.com, www.Amazon.com and Wayfair.com

Competition

The markets in which we operate are very competitive, and many of our competitors and potential competitors are larger, more established, and better capitalized than we are.

Although air cleaner technology is a rapidly emerging technology, the market for these products is highly competitive and we expect that competition will continue to intensify. Our products compete broadly with other current companies offering air cleaner technology, including companies that offer air purification technology, such as 3M Corporation, Honeywell, Whirlpool, Sharp and Phillips. These products compete directly with the products offered by us.

Many competitors have longer operating histories, larger customer bases, and greater financial, research and development, technical, marketing and sales, and personnel resources than we have. Given their capital resources, the larger companies with whom we compete or may compete in the future, are in a better position to substantially increase their manufacturing capacity, research, and development efforts or to withstand any significant reduction in orders by customers in our markets. Such larger companies typically have broader and more diverse product lines and market focus and thus are not as susceptible to downturns in a particular market. In addition, some of our competitors have been in operation much longer than we have been and therefore may have more longstanding and established relationships with current and potential customers.

Because we are small and do not have much capital, we must limit our activities. Our relative lack of capital and resources will adversely affect our ability to compete with large entities that market air purifier products. We compete against other air purifier manufacturers and retailers, some of which sell their products globally, and some of these providers have considerably greater resources and abilities than we have. These competitors may have greater marketing and sales capacity, established sales and distribution networks, significant goodwill, and global name recognition. Furthermore, it may become necessary for us to reduce our prices in response to competition. A reduction in prices of our products could adversely affect our revenues and profitability.

In addition, other entities not currently offering products similar to us may enter the market. Any delays in the general market acceptance of our products may harm our competitive position. Any such delay would allow our competitors additional time to improve their service or product offerings and provide time for new competitors to develop. Increased competition may result in pricing pressures, reduced operating margins and loss of market share, which could have an adverse effect on our business, operating results, and financial condition.

We operate in an industry that is competitive and subject to technological change.

The air purification industry is characterized by competition and technological change, where we compete on a variety of factors, including price, product features and services. Potential competitors include large air cleaner manufacturers and other companies, some of which have significantly greater financial and marketing resources than we do, and firms that are more specialized than we are with respect to particular markets. Our competitors may be able spend more money on marketing campaigns, respond quicker to new technological changes, or be better adept at attracting customers, employees, and partners. If our competition is better able to develop and market products or services that are cheaper, safer, more effective, or otherwise more appealing to consumers, we may be unable to effectively compete.

Competitive Strengths

Our Products are efficacious air cleaners with patented technologies, that provide superior filtering capabilities and the ability to remove airborne contaminants up to 20 times smaller than HEPA filters, while operating at levels much quieter than HEPA based air purifiers. Our products contain automatic laser sensors that operate continually to sense the amount of airborne contaminants in the air, and automatically adjust the performance of our products to filter and cleanse the air. Our Auto-Mode also adjusts noise levels ranging from 22dB (sleep mode) to 57dB (turbo mode) and averages at 34dB. This volume is half the noise level of traditional air cleaner systems while being far more effective. In fact, this noise level is as quiet as a soft hum, which, when in Auto Mode, only increases slightly when detecting and purifying the ambient air of more significant pollutants. The laser sensors in our products also alert users when to remove and clean our collector plates.

HEPA filters are designed to trap pollutants such as pollen and dust. Unfortunately, based on this very design, over time, the "collection process" creates a clogged filter, and as such, HEPA air purifiers will stop working if the filter isn't changed regularly. This clogging action can also result in pollutants that were once trapped and collected migrating through the filter elements and escaping back into the air. Furthermore, when the air temperature is warm and contains high humidity, mold and bacteria can grow on the HEPA filter, causing foul odors and potentially hazardous waste to be emitted back into the room. Kronos's ultra-efficient air cleansing module, with its removable washable collector plates, solves this problem by offering to the consumer an easy-clean system that is both safe and effective by handwashing or placing the cleansing module in a dishwasher. The removable collector plates eliminate the need to replace otherwise expensive HEPA filters and is a significant competitive advantage to the Company's products.

Since mold and bacteria like to grow on HEPA filters, they must be replaced every six months; and most likely, more frequently if filtering heavy contaminates. Spending money on HEPA filters can easily cost $500 per year, and the better quality HEPA filters cost even more. Kronos's Air Purifier technology eliminates having to purchase replacement filters and saves the user a significant amount of unneeded yearly expenses, making Kronos an economical option.

Air cleaners using HEPA filters are made of dangerous fiberglass materials that are not bio-degradable, making the disposed of HEPA filters a long-lasting, damaging component to our environment. Kronos's Filterless technology creates no recurring waste stream of contaminated HEPA filters.

Competitive Strategies

Recently published Market Reports are forecasting significant growth in both the Global and the North American portable air purifier market over the next seven-year period. This growth is projected across the entire spectrum of Room Sized Units, Portable Automotive Units, and also Wearable Devices. The filtering or air cleansing process itself generally falls into four categories: HEPA Filters; Activated Carbon Filters; Ion Generator based Filters; and Electrostatic Precipitator based Filters. Currently, products using HEPA filters are the consumers' primary choice, controlling approximately 40% of the residential air purifier market. The other three processes all share similar market share sizes of 18% - 22%. During the forecasted period of 2019 – 2027, each filtering technique is projected to realize substantial growth.

We intend to leverage our Filterless technology to emphasize the benefits of collecting common contaminants that are not trapped "within" a filter, but instead are neutralized, the remaining airborne contaminates are ionized and then gathered onto the "collector plates" surface. The airflow rate itself remains unaffected during this neutralization and collection process. Thus, the unit itself experiences no degradation in performance and generates no unnecessary noises.

Our products incorporate many intelligent, self-monitoring and reporting technologies, including:

CHILD LOCK: Prevents children from changing the settings; in addition, the unit Powers-Off Immediately if the rear panel is opened.

ONE BUTTON OPERATION: The unit operates with the push of a single button. This allows the user to cycle through different airflow settings quickly and easily or simply pick the Auto Mode setting.

AUTO MODE - SMART CONTROL: By selecting Auto Mode, the unit automatically adjusts the fan speed according to the contaminate levels that the internal AQI (Air Quality Index) module is reading in real-time. This feature not only provides a hands-free automated process of monitoring the room's air quality, but it also serves to help the homeowner better manage their power bills.

SMART APP WITH REAL-TIME AQI: Based on World Health Organization established Air Quality Standards, Kronos' air purifiers display an Air Quality Index reading (AQI) on a scale ranging from 0-500. With a quick glance, the homeowner can easily verify that their immediate environment offers the highest air quality. In addition, each user can install on their mobile phone a Smart App that will display the measure AQI reading. Even from a remote location, the homeowner can not only monitor a specific room's air quality, but they can also reset the fan speed or even turn the unit off if desired. Therefore, this Smart App serves as a remote control.

NIGHT MODE: This feature allows the user, if desired, to run the air purifier without the operating lights.

DETACHABLE AIR QUALITY LASER DETECTOR: The homeowner can use the detachable detector to measure the air quality in "other rooms" throughout the house. Such readings can then be compared to the AQI levels in the room being "cleansed" by the Kronos air purifier. This information can be vital in helping the homeowner decide whether or not to add additional air purifiers to the strategic locations within their living space.

GREEN FRIENDLY: The need to replace HEPA filters on a periodic basis, as used in our competitor's room-sized products, creates a secondary problem: "Non-Degradable Waste." This seems to be an even greater issue than other non-degradable waste since HEPA filters are "collecting and storing" contaminates by their very nature. In fact, depending on the severity of the environment, used HEPA filters may be considered toxic waste. All Kronos room-sized air purifiers using the Kronos Filterless technology offer a "Green Friendly" alternative.

Supply Chain and Customer Base

We currently depend on Chinese suppliers for the sourcing of parts and the manufacturing and shipping of our products.

We are, and will continue to be for the foreseeable future, substantially dependent on our Chinese suppliers to deliver parts and manufacturing for our products. Although we plan on moving our supply chain and manufacturing to our West Virginia facility, this is not complete as of the date of this filing, and we continue to rely upon our Chinese parts suppliers and manufacturing services. The time and cost associated with relocating our supply chain and manufacturing facilities are uncertain. Although we have established contracts with our Chinese supply chain and manufacturers, we can make no assurance that we will be able to maintain these third-party relationships or establish additional relationships as necessary to support growth and profitability of our business on economically viable terms until we can complete the relocation of our parts and manufacturing business to the United States. As independent companies, our Chinese suppliers make their own business decisions. The suppliers may choose not to do business with us for a variety of reasons, including competition, brand identity, product standards and concerns regarding our economic viability. In addition, their financial condition could also be adversely affected by conditions beyond our control and our business could concurrently suffer. In addition, we will face risks associated with any supplier's failure to adhere to quality control and service guidelines or failure to ensure an adequate and timely supply of product to our potential and future customers. Any of these factors could negatively affect our business and financial performance. As noted, the coronavirus has affected our lead times for the manufacturing and delivery of our products from China. If we are unable to obtain and maintain a source of supply for our products, our business will be materially and adversely affected.

While we currently source parts and manufacturing from China, we recently decided to eliminate our Company's current dependence on the Chinese supply chain and transition Kronos to be a company committed to manufacturing "Made in the USA Products" using our West Virginia facility and a predominantly U.S. based supply chain. As of the date of this filing, we are in transitioning and preparing our West Virginia facility with a projected opening in the first quarter of 2022.

We believe our transition to United States suppliers and manufacturing at our West Virginia facility will provide benefits to our business. China is geographically distant from major US consumer markets. Our parts suppliers and manufacturers in China have experienced supply chain difficulties during the pandemic resulting in greater lead times to produce and ship our products.

Additionally, in January 2021, tariffs and customs duties on our products increased to 25%. As such, additional tariffs now apply to almost all goods imported from China. All companies importing to the US are affected by the new tariffs, including non-US companies importing as a foreign importer of record. For many product categories, it's still not an option to simply shift orders to suppliers in other Asian countries, as for most categories there simply are no factories outside of China. As a result of shifting our supply and manufacturing operations to the United States, we can avoid these tariffs.

The Company's customers are primarily in the consumer, small and medium sized business, hospitality and education markets.

Intellectual Property

Trademarks

    Application or Registration #
    97307977

    Mark
    KRONOS

    File Date
    03/11/2022

    Registration Date
    03/11/2022

    Country
    United States

Goods / Services

IC 035. US 100 101 102. G & S: Online retail store services featuring actual and virtual goods in the nature of air purification and air filtering equipment, paraphernalia, and apparatus; Virtual retail store services featuring actual and virtual goods in the nature of air purification and air filtering equipment, paraphernalia, and apparatus; Transport and delivery of goods

---

Application or Registration #

88836489

Mark

AIR 5G

Registration Date

01/12/2021

Country

United States

Goods / Services

IC 011. US 013 021 023 024 031 034. G & S: Air purifiers that produce either no ozone or a negligible amount of ozone. FIRST USE: 20210701. FIRST USE IN COMMERCE: 2021070

Intellectual Property Patents and Intellectual Property

Kronos has received notification that fifteen of its patent applications have been allowed for issuance by the United States Patent and Trademark Office and six of its international patent applications have been allowed for issuance by the Canadian Intellectual Property Office, the Commonwealth of Australia Patent Office, and the Mexican Institute of Industrial Property. These patents are considered utility patents which describe fundamental innovations in the generation, management, and control of electrostatic fluids, including air movement, filtration, and purification. Each of the patents contain multiple part claims for both general principles as well as specific designs for incorporating the Kronos technology into air movement, filtration, and purification products. The patents provide protection for both specific product implementations of the Kronos technology, as well as more general processes for applying the unique attributes and performance characteristics of the technology.

U.S. Patents

1. December, 2003; #664741; Method and Apparatus for Electrostatic Fluid Acceleration Control of a Fluid Flow; Expires 2022;
2. April, 2004; #6,727,657; Electrostatic Fluid Accelerator for and a Method for Controlling Fluid; Expires 2022;
3. May, 2005; #6,888,314; Electrostatic Fluid Accelerator – Electrode design Geometries; Expires 2022;
4. August 2005; #6,937,455; Spark Management Method & Device; Expires 2022;
5. November 2005; #6,963,479; Electrostatic Fluid Accelerator – Electrode design Geometries; Expires 2023;
6. May 2006; #7,053,565; Electrostatic Fluid Accelerator – Power Management; Expires 2024;
7. July 2006; #7,150,780; Electrostatic Air Cleaning Device; Expires 2024;
8. October 2006; #7,122,070; Method of and Apparatus for Electrostatic Fluid Acceleration; Expires 2025;
9. July, 2007; #7,248,003; Electric Field Management; Expires 2025;
10. August 2007; #7,262,564; Alternative Geometries and Voltage Supply Management; Expires 2024; and,
11. August 2008; #7,410,531; Method of Controlling Fluid Control; Expires 2025.
12. January 7, 2003; #6,504,308; Electrostatic Fluid Accelerator; Expires 2023.
13. July 19, 2005; #6,919,698; Electrostatic Fluid Accelerator and for Method of Controlling Fluid Flow; Expires 2025.
14. January 2, 2007; #7,157,704; Corona Discharge Electrode and Method for Operating Same; Expires 2027.
15. January 7, 2003; #6,504,308; Electrostatic Fluid Accelerator; Expires 2023.
16. May 3, 2005; # 6,888,314; Electrostatic Fluid Accelerator; Expires 2025.

International Patents

Kronos intends to continue to aggressively file patent applications in the U.S. and internationally.

Governmental/Regulatory Approval and Compliance

On June 3, 2019, the California Air Resources Board (CARB) adopted the indoor air cleaner regulation pursuant to California Assembly Bill 2276 in response to emerging concerns about indoor ozone emissions. While several states and the U.S. Environmental Protection Agency only warn against using ozone generators in occupied indoor spaces, and the Food and Drug Administration limits ozone emissions from medical air cleaner devices, California's program is unique in that it is the first state to promulgate regulations of air cleaners, and in its breadth and coverage.

The regulation generally imposes certification, ozone testing, electrical safety testing, labeling, notification, and recordkeeping requirements on covered devices intended for use in occupied spaces in California. The ozone emissions concentration limit is 0.050 parts per million (ppm). Personal air cleaners, air cleaners used in motor vehicles, stand-alone air cleaners, and products with a primary purpose other than air cleaning but that include an air cleaner are all examples of covered devices.

Certain exemptions are provided in the current regulation for industrial-use devices. In addition, due to the lack of available test methods and sales data at the time of adoption, the regulation exempts "in-duct" air cleaners that are physically integrated into HVAC systems.

In the years since the regulation was finalized, CARB has observed a significant increase in the use of air cleaners in the state, including in-duct air cleaners, in response to recent large fires, floods, and indoor marijuana use[1]. CARB believes that this market data along with other new sources of information, including revisions to test methods and the availability of a test method for in-duct devices, warrant regulatory changes.

On October 1, 2020, the regulation was amended with several significant changes. These changes include the immediate elimination of the ozone test requirement for portable air cleaners that use UVGI lamp(s), with or without mechanical filtration, as long as they meet other requirements that are outlined in section 94804(b) of the regulation. The exemption from the regulation of electronic in-duct air cleaning devices has also been eliminated, meaning this type of air cleaner must be CARB certified prior to sale to California residents or businesses. There is a 24-month phase-in period for meeting this new requirement, which will end on October 1, 2022. CARB is not certifying mechanical in-duct air cleaning devices that use only HEPA filtration. The text required on labels of certified air cleaners has also been changed and should now read: "Meets California ozone emissions limits. CARB certified." The label must still meet the same size requirements. There are also changes to the industrial use exemptions, including the added requirement that ozone-producing air cleaning devices can only be used when no people are present. There are also changes made to the advisory that is required to be placed on an uncertified ozone-producing air cleaner and additional information to be included in owners, operations, and installation manuals for the device. The notification requirement has been eliminated for manufacturers of certified air cleaners, although manufacturers of uncertified ozone-producing air cleaning devices are still required to carry-out the notification requirement as described in section 94807 of the regulation.

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[1] https://ww2.arb.ca.gov/sites/default/files/2019-05/California%20Air%20Cleaning%20Units%20Market%202023.pdf

As of the date of this filing, our products comply with all CARB regulations related to air cleaners for sale in California, and the Company's manufacturer is registered with the State of California CARB.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 2501 Garfield Ave., Parkersburg, WV 26101

The Company conducts business in Israel.

The Company has the following subsidiaries:

Name	Entity Type	Location of Formation	Date of Formation	% Owned by Company
Kronos Advanced Technologies LLC	Limited Liability Company	Colorado	April 11, 2020	100.00%
Kronos Advanced Technologies WV, Inc	S-Corporation	WV	March 7, 2022	100.00%
KronosMD, Inc	S-Corporation	Colorado	October 7, 2022	100.00%

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry, and future plans and prospects. Exhibit B is incorporated by reference into this Form C.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	8.00%	$1,600.00	8.00%	$9,920.00
Campaign marketing expenses or related reimbursement	5.50%	$1,100.00	5.50%	$6,820.00

| General Marketing | 86.50% | $17,300.00 | 86.50% | $107,260.00 |
| Total | 100.00% | $20,000.00 | 100.00% | $124,000.00 |

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering. Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Michael Rubinov

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Dates of service for all positions: February 16, 2020 - Present
CEO
Chairman of the Board of Directors
Director
President
Secretary
Chief Financial Officer

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Mr. Rubinov, age 55, has been an executive in the hi-tech industry for the last 20 years and served in various business roles with global companies Intel, Boeing, NICE Systems as well as with start-up companies in fintech, cyber and telecom markets. Mr. Rubinov holds BSEE (from NYIT), MsCS (Stevens Institute of Technology) and MBA from UK Bradford School of Management.

From 2017 to 2019, Mr. Rubinov served as a business and accounts executive with L&T

Technology, a global engineering services firm with its headquarters in India. L&T Technology hired Mr. Rubinov to help establish local presence in Israel. L&T Technology's focus was to offer various engineering services in outsourcing model. Mr. Rubinov's duties were to penetrate large accounts in Israel, build a local brand via marketing activities and increase sales. With Mr. Rubinov's help, in 2 years sales increased by approximately 50% from 2 million dollars to $3.5 million dollars, and the firm developed its brand and sales from existing accounts.

From 2020 to date, Mr. Rubinov, age 55, has been our CEO, Chairman of the Board of Directors, President, Secretary, and Chief Financial Officer

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Michael Rubinov

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Dates of service for all positions: February 16, 2020 - Present
CEO
Chairman of the Board of Directors
Director
President
Secretary
Chief Financial Officer

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Mr. Rubinov, age 55, has been an executive in the hi-tech industry for the last 20 years and served in various business roles with global companies Intel, Boeing, NICE Systems as well as with start-up companies in fintech, cyber and telecom markets. Mr. Rubinov holds BSEE (from NYIT), MsCS (Stevens Institute of Technology) and MBA from UK Bradford School of Management.

From 2017 to 2019, Mr. Rubinov served as a business and accounts executive with L&T Technology, a global engineering services firm with its headquarters in India. L&T Technology hired Mr. Rubinov to help establish local presence in Israel. L&T Technology's focus was to offer various engineering services in outsourcing model. Mr. Rubinov's duties were to penetrate large accounts in Israel, build a local brand via marketing activities and increase sales. With Mr. Rubinov's help, in 2 years sales increased by approximately 50% from 2 million dollars to $3.5 million dollars, and the firm developed its brand and sales from existing accounts.

From 2020 to date, Mr. Rubinov, age 55, has been our CEO, Chairman of the Board of Directors, President, Secretary, and Chief Financial Officer

Name

Joseph Florence

All positions and offices held with the Company and date such position(s) was held with start and ending dates

COO - May 26, 2020 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Chief Operating Officer; Prior to joining Kronos, Florence, age 59, worked more than 30 years in custom electronics manufacturing, as an owner/founder, as well as running several manufacturing and supply chain solution companies. He was awarded Ernst and Young's WV Entrepreneur of the Year. Most recently, he directed a 200-person domestic manufacturing technology company directed toward the supply chain globalization of America while improving market share and profitability. Mr. Florence has twenty-five years of experience in entrepreneurial middle-market businesses, and a complete understanding of all levels of business processes and operations. He successfully led companies at the "C" level, ensuring the clear communication of strategic plans and any associated company risks to all stakeholders. From Feb 2016 - Present Mr. Florence served as Managing Partner for GX7 Limited Partnership.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Nevada law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 5 employees in WV.

CAPITALIZATION AND OWNERSHIP

The exercise of rights held by the principal shareholders may affect the purchasers of

the securities being offered, for example, in the following ways:

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

Risks to purchasers of the securities relating to minority ownership in the issuer

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

Risks to purchasers associated with corporate actions including:

Additional issuances of securities:
Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

Issuer repurchases of securities:

The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer:

As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

Transactions with related parties:

The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	659,323,911
Voting Rights	1 share =1 vote
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	1.0%

The Company has the following debt outstanding:

Debt Name	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Derivative Liability (1)	$302,055.00	See notes below	See notes below	See notes below
Sales Tax Payable	$12,409.00	No Interest	N/A	N/A
Convertible notes payable, net of discount (2)	$232,500.00	See notes below	See notes below	See notes below
State of West Virginia - 2 Loans, see notes below(3)	$2,569,215.00	See notes below	See notes below	See notes below

(1) The FASB has issued authoritative guidance whereby instruments which do not have fixed settlement provisions are deemed to be derivative instruments. Certain warrants issued to investors and conversion features of notes payable did not have fixed settlement provisions because either their exercise prices will be lowered if the Company issues securities at lower prices in the future or the conversion price is variable. In addition, since the number of shares to be issued is not explicitly limited, the Company is unable to conclude that enough authorized and unissued shares are available to share settle the conversion option. In accordance with the FASB authoritative guidance, the conversion feature of the notes was separated from the host contract (i.e., the notes) and the fair value of the warrants have been recognized as a derivative and will be re-measured at the end of every reporting period with the change in value reported in the statement of operations.

The derivative liabilities were valued at the following dates using a Binomial Lattice Model with the following average assumptions:

	June 30, 2022	June 30, 2021
Stock Price	$ 0.013	$ 0.057
Risk free interest rate	0.46	0.46
Expected Volatility	424	424
Expected life in years	1.50 -2.25	2.50-3.25
Expected dividend yield	0	0
Fair Value – Warrants	$ 0	$ 0
Fair Value – Note Conversion Feature	302,055	302,055
Total	$ 302,055	$ 302,055

The risk-free interest rate was based on rates established by the Federal Reserve Bank. The Company uses the historical volatility of its common stock to estimate the future volatility for its common stock. The expected life of the derivative securities was determined by the remaining contractual life of the derivative instrument. For derivative instruments that already matured, the Company used the estimated life. The expected dividend yield was based on the fact that the Company has not paid dividends to its common stockholders in the past and does not expect to pay dividends to its common stockholders in the future.

(2) On October 1, 2019, the Company issued a convertible promissory note in the amount of $250,000. The note is due on October1, 2024, and bears interest at 5% per annum. The loan and any accrued interest may be converted into shares of the Company's common stock at a rate of 80% multiplied by the average of the three lowest trading price during the previous ten (10) day trading period ending on the latest complete trading day prior to the conversion date. Pursuant to current accounting guidelines, the Company recorded a note discount of $250,000 to account for the note's derivative liability. In addition, the Company recorded an amount of discount in excess of the note principal of $62,500 that was expensed as a financing cost

(3) Loan (1) $1,845,000: This loan shall bear interest fixed as of the third business day prior to closing equal to the rate of the 20 Year US Treasury Note rate plus 0.75%. This loan has a floor (minimum) interest rate of 2.75% and shall be adjustable every five years. The loan will be secured by a first lien deed of trust on the project land, improvements, and appurtenances in the amount of $1,845,000, and will be cross collateralized with Loan (2), discussed below.

Loan (2) $765,000: This loan shall bear interest fixed as of the third business day prior to closing equal to the rate of the Wall Street Journal Prime rate multiplied by 0.75%. This loan has a floor (minimum) interest rate of 2.75%. The loan will be secured by a UCC-1 security filing on all assets of the Company and will be cross collateralized with Loan (1).

Previous Exempt Offerings:

The Company has not conducted any offerings, exempt or not, in the past 3 years.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $7,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

Officers and Directors

Name and Address (1)	Title of Class	Number of Shares Beneficially Owned	Percent of Class
Michael Rubinov, Director, President, CEO, CFO, Secretary	Common	1,574,325	0.65%

Joseph Florence, Chief Operating Officer	**Common**	1,669,821	0.69%
Mary Taylor, Director	**Common**	100,000	0.00%
Officers and Directors as a group (3 persons)	**Common**	3,344,146	1.38%

(1) Addresses for all officers and directors are 2501 Garfield Avenue, Parkersburg, WV 26101.

Beneficial Owners of 5% or More of Our Issued and Outstanding Shares

Name and Address	Title of Class	Number of Shares Beneficially Owned	Percent of Class (2)
GX7 Limited Partnership (1)	Common	91,000,000	13.80%
5% Beneficial Owners as a group	Common	91,000,000	13.80%

(1) Our Chief Operating Officer Mr. Joseph Florence is the control person with voting and dispositive control of GX7 Limited Partnership.

(2) Based on total issued and outstanding shares of 659,323,911 as of July 8, 2022.

The following table represents our compensation to our directors and officers through the end of fiscal year June 30, 2021:

Name and principal position	Year	Salary(1) ($)	Bonus ($)	Stock awards(2) ($)	Option awards ($)	Nonequity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)	Total ($)
Michael Rubinov	2021	$0	$0	$88,260	$0	$0	$0	$0	$88,260
	2020	$0	$0	$39,150	$0	$0	$0	$0	$39,150
	2019	$0	$0	$0	$0	$0	$0	$0	$0
Joseph Florence	2021	$0	$0	$119,777	$0	$0	$0	$0	$119,777
	2020	$0	$0	$8,700	$0	$0	$0	$0	$8,700
	2019	$0	$0		$0	$0	$0	$0	$
Mary Taylor	2021	$0	$0	$1,500		$0	$0	$0	$1,500
	2020	$0	$0	$4,350		$0	$0	$0	$4,350
	2019	$0	$0	$0		$0	$0	$0	$0

(1) None of our Directors are compensated in cash, and none have received any cash payments for the previous two fiscal years.

(2) All stock awards valued as of the price per share on the date of issuance.

There are no beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

We have not yet fully implemented our business plans to manufacture, market and sell our air cleaners and we have initial revenues from the sale of our air cleaners. The success of our business will depend on the completion of our plan to relocate our supply chain and manufacturing to the United States in our West Virginia facility, our access to the loans approved by the West Virginia Economic Development and Authority, and the acceptance of our air cleaner products by the general public. Achieving such milestones will require significant investments of time and money. Our sales of air cleaner products may not be accepted by consumers at sufficient levels to support our operations and build our business. If our Air cleaner products are not accepted at sufficient levels, our growth, sales, and profitability may suffer.

The loans offered by the West Virginia Economic Development Authority closed on April 7, 2022, and Kronos is liable for repayment of the loans and interest to West Virginia Economic Development Authority. Without adequate funding the Company may not be able to pay back principal and interest under the loan agreements.

On June 17th, 2021, West Virginia Economic Development Authority (WVEDA) approved in a meeting of its board of directors to grant Kronos two loan offers with the aggregate principal amount not to exceed $2,610,000. The loans are for the Company's acquisition of the manufacturing facility in West Virginia and for fixed equipment. The loans contain repayment terms of 15 years and 10 years respectively. Interest rates for the two notes are as follows:

Loan (1) $1,845,000: This loan shall bear interest fixed as of the third business day prior to closing equal to the rate of the 20 Year US Treasury Note rate plus 0.75%. This loan has a floor (minimum) interest rate of 2.75% and shall be adjustable every five years. The loan will be secured by a first lien deed of trust on the project land, improvements, and appurtenances in the amount of $1,845,000, and will be cross collateralized with Loan (2), discussed below.

Loan (2) $765,000: This loan shall bear interest fixed as of the third business day prior to closing equal to the rate of the Wall Street Journal Prime rate multiplied by 0.75%. This loan has a floor (minimum) interest rate of 2.75%. The loan will be secured by a UCC-1 security filing on all assets of the Company and will be cross collateralized with Loan (1).

The Company satisfied the conditions precedent to the closing of the loans, which closed on April 7, 2022, including renovations to the physical buildings and the purchase of the real property, purchase of fixed equipment, hazard and flood insurance, title insurance and liability insurance. However, without adequate funding to implement and develop our business plans, the Company may not be unable to pay back the principal and interest on these secured loans when due.

The market for air cleaners is rapidly evolving. As is typical for a rapidly evolving industry, demand, and market acceptance for recently introduced products are subject to a high level of uncertainty. Moreover, since the market for our products is evolving, it is difficult to predict the future growth rate, if any, and size of this market. Because of our limited operating history and the emerging nature of the markets in which we compete, we are unable to accurately forecast our revenues or our profitability. The market for our products and the long-term acceptance of our products are uncertain, and our ability to attract and retain qualified personnel with industry expertise, particularly sales and marketing personnel, is uncertain. To the extent we are unsuccessful in increasing revenues, we may be required to appropriately adjust spending to compensate for any unexpected revenue shortfall, or to reduce our operating expenses, causing us to forego potential revenue generating activities, either of which could have a material adverse effect on our business, results of operations and financial condition.

Liquidity and Capital Resources

Price competition could negatively affect our gross margins.

Price competition could negatively affect our operating results. To respond to competitive pricing pressures, we will have to offer our products at lower prices in order to retain or gain market share and customers. If our competitors offer discounts on products in the future, we may need to lower prices to match the competition, which could adversely affect our gross margins and operating results.

If we are unable to build and maintain our brand image and corporate reputation, our business may suffer.

Regardless of our development history, we are nonetheless a relatively new company, having conducted new research and development in the last few years in the air cleaner space. Therefore, our success depends on our ability to build and maintain the brand image for our air cleaner products and effectively build the brand image for any new products. We cannot assure you that any additional expenditure on advertising and marketing will have the desired impact on our products' brand image and on consumer preferences. Actual or perceived product quality issues or allegations of product flaws, even if false or unfounded, could tarnish the image of our brand and may cause consumers to choose other products. Allegations of product defects, even if untrue, may require us from time to time to recall a product from all of the markets in which the affected product was distributed. Product recalls would negatively affect our profitability and brand image.

If we are unable to complete and implement our plan to manufacture, market and sell our Air Cleaner products in our West Virginia facility, our growth, sales, and profitability operations may suffer.

We have not yet fully implemented our business plans to manufacture, market and sell our air cleaners and we have initial revenues from the sale of our air cleaners. The success of our business will depend on the completion of our plan to relocate our supply chain and manufacturing to the United States in our West Virginia facility, our access to the loans approved by the West Virginia Economic Development and Authority, and the acceptance of our air cleaner products by the general public. Achieving such milestones will require significant investments of time and money. Our sales of air cleaner products may not be accepted by consumers at sufficient levels to support our operations and build our business. If our Air cleaner products are not accepted at sufficient levels, our growth, sales, and profitability may suffer.

The Company has the following sources of capital in addition to the proceeds from the Offering:

We may need and may be unable to obtain additional funding on satisfactory terms, which could dilute our stockholders or impose burdensome financial restrictions on our business.

We have relied upon cash from financing activities, and in the future, we intend to rely on revenues generated from operations to fund all the cash requirements of our activities. There is no assurance that we will generate any significant cash from our operating activities in the future. Any debt financing or financing of involving our common stock will likely include financial and other covenants that will restrict our flexibility. At a minimum, these covenants may include restrictions that may impact the number of authorized shares we are required to maintain in order obtain such financing, or our ability to conduct other forms of financing at different terms. Any failure to comply with these covenants would have a material adverse effect on our business, prospects, financial condition, and results of operations because we could lose our existing sources of funding and impair our ability to secure new sources of financing.

Capital Expenditures and Other Obligations

The Company intends to make the following material capital expenditures in the future: the Company plans to file Reg A soon

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company's management, in consultation with its legal counsel as appropriate, assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company, in consultation with legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the

Company's financial statements. If the assessment indicates a potentially material loss contingency is not probable, but is reasonably possible, or is probable, but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 124,000 of Units of OTC SAFE Notes for up to $124,000. The Company is attempting to raise a minimum amount of $20,000 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by the "Offering Deadline" stated in the online filing associated with this offering in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $124,000 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with TruCrowd until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until [48] hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers.

If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company uponclosing of the Offering and the Purchaser, will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $300.

The Offering is being made through TruCrowd, the Intermediary. The following two fields below set forth the compensation being paid in connection with the Offering.

Commission/Fees
8.0% of the amount raised

Stock, Warrants and Other Compensation

.

Transfer Agent and Registrar
The transfer agent and registrar for the Securities is Worldwide Stock Transfer, LLC.

The Securities
We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 2,000,000,000 shares of common stock, par value $0.001000 per share, of which 659,323,911 common shares will be issued and outstanding.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividend Rights

The Securities do not entitle the Investors to any dividends.

Conversion and other terms

Please see "EXHIBIT B: SAMPLE OTC SAFE NOTE" for full terms of conversion and the security.

Voting and Control

The Securities have the following voting rights: The Securities have no voting rights or ability to direct the Company or its actions.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does have the right to repurchase the Security upon the following conditions, The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently. Upon such repurchase, Purchasers are not guaranteed a return on their investment.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS. TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

None.

Conflicts of Interest
To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Michael Rubinov
(Signature)

Michael Rubinov
(Name)

Director, CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Joseph Florence
(Signature)

Joseph Florence
(Name)

COO
(Title)

(Date)

/s/Michael Rubinov
(Signature)

Michael Rubinov
(Name)

CEO, Chairman of the Board, Director, President, Secretary, CFO
(Title)

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   SAMPLE OTC SAFE NOTE

EXHIBIT A

Financial Statements



ANNUAL REPORT & DISCLOSURES

June 30th, 2022

2501 Garfield Avenue, Parkersburg, West Virginia 26101
1(800) Safe-Air   www.KronosATI.co   SIC: 3564

OTC: KNOS



Alternative Reporting Standard:
Pink® Basic Disclosure Guidelines

Federal securities laws, such as Rules 10b-5 and 15c2-11 of the Securities Exchange Act of 1934 ("Exchange Act") as well as Rule 144 of the Securities Act of 1933 ("Securities Act"), and state Blue Sky laws, require issuers to provide *current information* to the public markets. With a view to facilitating compliance with these laws, OTC Markets Group has created these Pink Basic Disclosure Guidelines ("Guidelines").[1] These Guidelines set forth the disclosure obligations that make up the "Alternative Reporting Standard" for Pink companies. These Guidelines have been designed to encompass the "Catch All" information required in Rule 15c2-11,[2] however they have not been reviewed by the U.S. Securities and Exchange Commission or any state securities regulator. We use information provided by companies under these Guidelines to designate the appropriate tier in the Pink Market: Current Information or Limited Information.[3]

These Guidelines may be amended from time to time, in the sole and absolute discretion of OTC Markets Group, with or without notice. The information provided by companies under these Guidelines is subject to our Privacy Policy.

Pink Current Information Tier

Companies that make the information described below publicly available on a timely basis (90 days after fiscal year end for Annual Reports; 45 days after each fiscal quarter end for Quarterly Reports) may qualify for the Current Information Tier.

Qualification Process:

1. Subscribe to the OTC Disclosure & News Service by submitting an OTCIQ Order Form (available on www.otciq.com).

2. Upload the following documents through OTCIQ:
   - **Quarterly Reports** for Current Fiscal Year– must include Disclosure Statement and Financial Reports listed below
   - **Annual Report** for Most Recently Completed Fiscal Year– must include Disclosure Statement and Financial Reports listed below
   - **Annual Report** for Prior Completed Fiscal Year – must include Financial Reports listed below

     - *Disclosure Statements:* Disclosure information pursuant to these Guidelines for the applicable period. (see the fillable form staring on Page 4).

     - *Financial Statements:* Financial reports must be prepared according to U.S. GAAP or International Financial Reporting Standards (IFRS) but are not required to be audited. Required financial statements include:
       - Balance Sheet
       - Statement of Income
       - Statement of Cash Flows

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[1] This is not legal advice, and OTC Markets Group makes no assurance that compliance with our disclosure requirements will satisfy any legal requirements.
[2] Publication of information pursuant to these Guidelines does not guarantee or ensure that the Company will be designated as having "current information" or eligible for public quotations pursuant to Rule 15c2-11 or any other applicable regulation.
[3] OTC Markets Group may require companies with securities designated as Caveat Emptor to make additional disclosures in order to qualify for the Pink Current Information tier.

       o   Statement of Retained Earnings (Statement of Changes in Stockholders' Equity)
       o   Notes to Financial Statements
       o   Audit Letter, if audited

3. If financial statements are not audited by a PCAOB registered firm, provide the following:

- **Attorney Letter Agreement:** Submit a signed Attorney Letter Agreement according to the instructions on www.otcmarkets.com.

- **Attorney Letter:** After following the appropriate procedures with a qualified attorney, upload an "Attorney Letter With Respect to Current Information" in accordance with the Attorney Letter Guidelines through OTCIQ. Attorney Letters must reference all required reports as set forth in Section 2 above.

4. Verified Profile: Verify the Company Profile through OTCIQ. Profile information includes, but is not limited to, a complete list of officers, directors and service providers, outstanding shares, a business description and contact information.

5. Allow OTC Markets Group to process the posted documents (typically three to five business days) and provide any comments.

6. Companies will be only be evaluated for Current Information once all required documentation has been submitted. A new Attorney Letter is required upon amendment of any referenced report.

7. To qualify for Current Information on an ongoing basis, companies must:
- Upload reports through OTCIQ on the following schedule:
  - Quarterly Report within **45** days of the quarter end
  - Annual Report within **90 days** of the fiscal year end
  - Attorney Letter within **120 days** of the fiscal year end.
- Maintain a Verified Profile. At least once every six months, review and verify the Company's profile information through OTCIQ.

<u>Pink Limited Information Tier</u>

Companies that make the information described below publicly available through OTCIQ may qualify for the Limited Information Tier.

8. Annual Financial Statements: Companies must upload the below financial statements for a completed Fiscal Year within the past 16 months. Financial reports must be prepared according to U.S. GAAP or International Financial Reporting Standards (IFRS) but are not required to be audited.
- Balance Sheet
- Statement of Income
- Statement of Cash Flows
- Statement of Retained Earnings (Statement of Changes in Stockholders' Equity)
- Notes to Financial Statements
- Audit Letter, if audited

9. Verified Profile: The Company must verify the Company Profile through OTCIQ, including, but not limited to, a complete list of officers, directors and service providers; outstanding shares; a business description and contact information.

10. To Qualify for Limited Information on an ongoing basis, companies must:
   - Upload reports through OTCIQ on the following schedule:
     - **Annual Report** (including the required financial statements outlined in Item 8) within 120 days of the fiscal year end
   - Maintain a Verified Profile. At least once every six months, review and verify their the Company's profile information through OTCIQ.

Current Reporting of Material Corporate Events

Companies are expected to release quickly to the public any news or information regarding corporate events that may be material to the issuer and its securities (including adverse information). Persons with knowledge of such events would be considered to be in possession of material nonpublic information and may not buy or sell the issuer's securities until or unless such information is made public. If not included in the issuer's previous public disclosure documents or if any of the following events occur after the publication of such disclosure documents, the issuer shall publicly disclose such events by disseminating a news release within 4 business days following their occurrence and posting such news release through an Integrated Newswire or OTCIQ.[4]

Material corporate events include:

- Entry into or termination of a material definitive agreement
- Completion of an acquisition or disposition of assets, including but not limited to merger transactions
- Creation of a direct financial obligation or an obligation under an off-balance sheet arrangement of an issuer
- Triggering events that accelerate or increase a direct financial obligation or an obligation under an off-balance sheet arrangement
- Costs associated with exit or disposal activities
- Material impairments
- Sales of equity securities
- Material modification to rights of security holders
- Changes in issuer's certifying accountant
- Non-reliance on previously issued financial statements or a related audit report or completed interim review
- Changes in control of issuer
- Departure of directors or principal officers; election of directors; appointment of principal officers
- Amendments to articles of incorporation or bylaws; change in fiscal year
- Amendments to the issuer's code of ethics, or waiver of a provision of the code of ethics
- Any changes to litigation the issuer may be involved in, or any new litigation surrounding the issuer
- Officer, director, or insider transactions in the issuer's securities
- Disclosure regarding stock promotion campaigns deemed material by the issuer
- Changes to the company's shell status
- Other events the issuer considers to be of importance

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[4] "Integrated Newswire" shall mean a newswire service that is integrated with the OTC Disclosure & News Service and is included on OTC Markets Group's list of Integrated Newswires, as published on https://www.otcmarkets.com/corporate-services/products/disclosure-and-news-service

Disclosure Statement Pursuant to the Pink Basic Disclosure Guidelines

Kronos Advanced Technologies, Inc.

2501 Garfield Avenue, Parkersburg, WV 26101

(323) 680-4772
www.kronosati.co
info@kronosati.co
SIC #2834 AND 6199

Annual Report
For the Period Ending: June 30, 2022
(the "Reporting Period")

As of current reporting period June 30, 2022, the number of shares outstanding of our Common Stock was:

659,323,911

As of prior quarter period ending March 31, 2022, the number of shares outstanding of our Common Stock was:

659,323,911

As of most recent completed fiscal year end June 30, 2021, the number of shares outstanding of our Common Stock was:

659,323,911

Indicate by check mark whether the company is a shell company (as defined in Rule 405 of the Securities Act of 1933 and Rule 12b-2 of the Exchange Act of 1934):

Yes: ☐   No: ☒

Indicate by check mark whether the company's shell status has changed since the previous reporting period:

Yes: ☐   No: ☒

Indicate by check mark whether a Change in Control[5] of the company has occurred over this reporting period:

Yes: ☐   No: ☒

---

[5] "Change in Control" shall mean any events resulting in:

(i) Any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becoming the "beneficial owner" (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the total voting power represented by the Company's then outstanding voting securities;
(ii) The consummation of the sale or disposition by the Company of all or substantially all of the Company's assets;
(iii) A change in the composition of the Board occurring within a two (2)-year period, as a result of which fewer than a majority of the directors are directors immediately prior to such change; or
(iv) The consummation of a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) at least fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity or its parent outstanding immediately after such merger or consolidation.

1) **Name and address(es) of the issuer and its predecessors (if any)**

In answering this item, provide the current name of the issuer any names used by predecessor entities, along with the dates of the name changes.

> Kronos Advanced Technologies, Inc. ("Kronos") is a Nevada corporation (the "Company"). The Company's shares began trading on the over-the-counter bulletin board exchange on August 28, 1996, under the symbol "TSET." Effective January 12, 2002, the Company began doing business as Kronos Advanced Technologies, Inc. and, as of January 18, 2002, it changed the Company ticker symbol to "KNOS" and is trading on the OTC Markets.

The state of incorporation or registration of the issuer and of each of its predecessors (if any) during the past five years; Please also include the issuer's current standing in its state of incorporation (e.g. active, default, inactive):

> Active

Describe any trading suspension orders issued by the SEC concerning the issuer or its predecessors since inception:

> Not Applicable

List any stock split, stock dividend, recapitalization, merger, acquisition, spin-off, or reorganization either currently anticipated or that occurred within the past 12 months:

1. The Company assigned its ownership of 600,000,000 Dogecoin Cash into its wholly owned subsidiary, DogeSPAC LLC which it spun off to its shareholders 1 for 1 based on the record date of June 15, 2021.
2. On June 30,2021 the Company acquired electronic manufacturing facility including real estate, manufacturing equipment and intellectual property from GX7 partnership in exchange for 91,000,000 shares of common stock.

The address(es) of the issuer's principal executive office:

> 2501 Garfield Avenue, Parkersburg, WV 26101

The address(es) of the issuer's principal place of business:
Check box if principal executive office and principal place of business are the same address: ☒

> 2501 Garfield Avenue, Parkersburg, WV 26101

Has the issuer or any of its predecessors been in bankruptcy, receivership, or any similar proceeding in the past five years?

Yes: ☐   No: ☒

If this issuer or any of its predecessors have been the subject of such proceedings, please provide additional details in the space below:

> Not Applicable

2) Security Information

Trading symbol:	KNOS
Exact title and class of securities outstanding:	Common Shares
CUSIP:	50105X10 6
Par or stated value:	$0.001

Total shares authorized:	2,000,000,000	as of date: 06/30/2022
Total shares outstanding:	659,323,911	as of date: 06/30/2022
Number of shares in the Public Float[6]:	268,420,185	as of date: 06/30/2022
Total number of shareholders of record:	400	as of date: 06/30/2022

All additional class(es) of publicly traded securities (if any):

Trading symbol:	N/A	
Exact title and class of securities outstanding:	_____	
CUSIP:	_____	
Par or stated value:	_____	
Total shares authorized:	_____	as of date: _____
Total shares outstanding:	_____	as of date: _____

<u>Transfer Agent</u>

Name:	Worldwide Stock Transfer, LLC
Phone:	(201) 820-2008
Email:	info@wwstr.com
Address:	1 University Plaza, STE 505, Hackensack, NJ 07601

Is the Transfer Agent registered under the Exchange Act?[7] Yes: ☒   No: ☐

3) Issuance History

The goal of this section is to provide disclosure with respect to each event that resulted in any direct changes to the total shares outstanding of any class of the issuer's securities **in the past two completed fiscal years and any subsequent interim period**.

Disclosure under this item shall include, in chronological order, all offerings and issuances of securities, including debt convertible into equity securities, whether private or public, and all shares, or any other securities or options to acquire such securities, issued for services. Using the tabular format below, please describe these events.

A. Changes to the Number of Outstanding Shares

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[6] "Public Float" shall mean the total number of unrestricted shares not held directly or indirectly by an officer, director, any person who is the beneficial owner of more than 10 percent of the total shares outstanding (a "control person"), or any affiliates thereof, or any immediate family members of officers, directors and control persons.

[7] To be included in the Pink Current Information tier, the transfer agent must be registered under the Exchange Act.

Check this box to indicate there were no changes to the number of outstanding shares within the past two completed fiscal years and any subsequent periods: ☐

Shares Outstanding as of Second Most Recent Fiscal Year End: Opening Balance Date June 30, 2020 Common: 499,689,291 Preferred: 0			*Right-click the rows below and select "Insert" to add rows as needed.						
Date of Transaction	Transaction type (e.g. new issuance, cancellation, shares returned to treasury)	Number of Shares Issued (or cancelled)	Class of Securities	Value of shares issued ($/per share) at Issuance	Were the shares issued at a discount to market price at the time of issuance? (Yes/No)	Individual/ Entity Shares were issued to (entities must have individual with voting / investment control disclosed).	Reason for share issuance (e.g. for cash or debt conversion) - OR- Nature of Services Provided	Restricted or Unrestricted as of this filing.	Exemption or Registration Type.
08/06/2020	New Issuance	400,000	Common	$0.087	Yes	Julius Toth	Consulting	Restricted	N/A
08/06/2020	New Issuance	450,000	Common	$0.087	Yes	MichaelRubinov	Consulting	Restricted	N/A
08/06/2020	New Issuance	225,000	Common	$0.087	Yes	Vyacheslav Abramov	Consulting	Restricted	N/A
08/06/2020	New Issuance	100,000	Common	$0.087	Yes	Joseph Florence	Consulting	Restricted	N/A
08/06/2020	New Issuance	114,500	Common	$0.087	Yes	Vladimir Gorobets	Consulting	Restricted	N/A
08/06/2020	New Issuance	50,000	Common	$0.087	Yes	Mary Taylor	Consulting	Restricted	N/A
08/06/2020	New Issuance	13,100,000	Common	$0.087	Yes	Marc Kloner	Retirement Shares	Restricted	N/A
08/06/2020	New Issuance	5,000,000	Common	$0.087	Yes	KBHS, LLC (Control person is Kevin Harrington)	Consulting	Restricted	N/A
08/06/2020	New Issuance	3,283,713	Common	$0.10	Yes	Nina Levy	Conversion of note payable	Restricted	N/A
08/06/2020	New Issuance	2,813,022	Common	$0.10	Yes	Julius Toth	Conversion of note payable	Restricted	N/A
08/06/2020	New Issuance	1,136,364	Common	$0.10	Yes	Intellicam Inc (Control person is Moreen Rubin)	Conversion of note payable	Restricted	N/A

08/06/2020	New Issuance	765,306	Common	$0.10	Yes	Mark Grossman	Conversion of note payable	Restricted	N/A
05/27/2021	New Issuance	13,000,000	Common	$0.077	Yes	FBC LLC (Control persons Simon Rubin)	Conversion of note payable	Restricted	N/A
06/30/2021	New Issuance	23,550,100	Common	$0.042	Yes	ANI Holdings Pty Ltd. (Control person is Ariel Cohen)	Conversion of note payable	Restricted	N/A
06/30/2021	New Issuance	91,000,000	Common	$0.035	Yes	GX7 Limited Partnership (Control Person is Joseph Florence)	Acquisition	Restricted	N/A
06/30/2021	New Issuance	1,124,325	Common	$0.0785	Yes	Michael Rubinov	Consulting	Restricted	N/A
06/30/2021	New Issuance	624,000	Common	$0.0685	Yes	Vyacheslav Abramov	Consulting	Restricted	N/A
06/30/2021	New Issuance	1,569,821	Common	$0.0763	Yes	Joseph Florence	Consulting	Restricted	N/A
06/30/2021	New Issuance	1,099,098	Common	$0.0769	Yes	Dana Rubin	Consulting	Restricted	N/A
06/30/2021	New Issuance	179,371	Common	$0.0669	Yes	Vladimir Gorobets	Consulting	Restricted	N/A
06/30/2021	New Issuance	50,000	Common	$0.3000	Yes	Mary Taylor	Consulting	Restricted	N/A
09/30/2021	New Issuance	90,000,000	Common	$0.0000	No	Held in escrow by Issuer	Held in escrow - Pending Acquisition	Restricted	N/A
03/11/2022	Cancellation	(90,000,000)	Common	$0.0000	N/A	Returned to authorized capital	Cancelled Acquisition	Restricted	N/A

Shares Outstanding on Date of This Report:

_____ Ending Balance:

Date June 30, 2022

Common: 659,323,911

Preferred: 0

Example: A company with a fiscal year end of December 31st, in addressing this item for its quarter ended June 30, 2021, would include any events that resulted in changes to any class of its outstanding shares from the period beginning on January 1, 2019 through June 30, 2021 pursuant to the tabular format above.

Use the space below to provide any additional details, including footnotes to the table above:

____

B. Debt Securities, Including Promissory and Convertible Notes

Use the chart and additional space below to list and describe all outstanding promissory notes, convertible notes, convertible debentures, or any other debt instruments that may be converted into a class of the issuer's equity securities.

Check this box if there are no outstanding promissory, convertible notes or debt arrangements: ☐

Date of Note Issuance	Outstanding Balance ($)	Principal Amount at Issuance ($)	Interest Accrued ($)	Maturity Date	Conversion Terms (e.g. pricing mechanism for determining conversion of instrument to shares)	Name of Noteholder (entities must have individual with voting / investment control disclosed).	Reason for Issuance (e.g. Loan, Services, etc.)
10/01/2019	$250,000	$250,000	$34,375	10/01/2024	Variable Conversion with 20% discount to market	ANI Holdings Pty Ltd. (Control person is Ariel Cohen)	Loan
07/21/2020	$100,000	$100,000	$ 9,707	07/21/2021	Variable Conversion with 20% discount to market	Intellicalm Inc (Control person is Moreen Rubin)	Loan

Use the space below to provide any additional details, including footnotes to the table above:

Not Applicable

4) Financial Statements

A. The following financial statements were prepared in accordance with:

☒ U.S. GAAP
☐ IFRS

B. The financial statements for this reporting period were prepared by (name of individual)[8]:

Name: **Eric Kilinsky**
Title: **Accountant**
Relationship to Issuer: **Paid Preparer**

Provide the financial statements described below for the most recent fiscal year or quarter. For the initial disclosure statement (qualifying for Pink Current Information for the first time) please provide reports for the two previous fiscal years and any subsequent interim periods.

C.   Balance Sheet;
D.   Statement of Income;
E.   Statement of Cash Flows;

---

[8] The financial statements requested pursuant to this item must be prepared in accordance with US GAAP or IFRS by persons with sufficient financial skills.

F.   Statement of Retained Earnings (Statement of Changes in Stockholders' Equity)
G.   Financial notes; and
H.   Audit letter, if audited

You may either (i) attach/append the financial statements to this disclosure statement or (ii) file the financial statements through OTCIQ as a separate report using the appropriate report name for the applicable period end. ("Annual Report," "Quarterly Report" or "Interim Report").

If you choose to publish the financial statements in a separate report as described above, you must state in the accompanying disclosure statement that such financial statements are incorporated by reference. You may reference the document(s) containing the required financial statements by indicating the document name, period end date, and the date that it was posted to OTCIQ in the field below. Financial Statements must be compiled in one document.

_____

Financial statement information is considered current until the due date for the subsequent report (as set forth in the qualifications section above). To remain qualified for Current Information, a company must post its Annual Report within 90 days from its fiscal year-end date and Quarterly Reports within 45 days of each fiscal quarter-end date.

5)   Issuer's Business, Products and Services

The purpose of this section is to provide a clear description of the issuer's current operations. In answering this item, please include the following:

A.   Summarize the issuer's business operations (If the issuer does not have current operations, state "no operations")

Kronos Advanced Technologies, Inc. is a product development and production Company that develops and patents technology that, among other things, fundamentally changed the way air is moved, filtered and sterilized.Historically, Kronos has focused on developing, marketing, and selling the Company's proprietary air movement and purification technology. Serving the Indoor Air Quality (IAQ) market, Kronos technology uses state-of-the-art high voltage processes without the use of traditional HEPA filters. Kronos-based products move air silently, filter and purify the air, and dramatically reduce energy consumption to half of a 60-watt light bulb. Kronos devices can be variable in shape or size, and, therefore, have the potential to be scaled down for air purification in cars or scaled up in size for industrial and hazardous gas destruction. The technology is currently being implemented in standalone products to move and filter air replacing HEPA and other filtration systems. There are broad ranges of additional markets for standalone and embedded Kronos CORE technology-based devices. Examples of immediately addressable markets include health care facilities, operating rooms, manufacturing clean rooms, andcabins of automobiles and commercial aircraft.

Currently, the Company is planning to file additional patents to improve its existing technology as well as enter into new market segments but will continue to market air purifiers and other consumer products. Recently the Company became the exclusive distributor and licensee of the latest generation of air purifiers manufactured based on the Company's CORE technologies. Company's products are marketed under AIRDOG® and KRONOS®brands.

B. Please list any subsidiaries, parents, or affiliated companies.

See footnotes to the accompanying financial statements

C. Describe the issuers' principal products or services.

Consumer electronics mainly air purifiers and other related health and wellness novelties

Company owns and operates toll free vanity telephone number **1-800-SAFE-AIR** and utilizes this vanity number to market the Company products and services. This telephone number, that spells out words that correspond to what our business does, we believe that this is a very effective marketing tool. It positions our company as one of the experts in the field, and most certainly a toll-free number with two words that are self-explanatory looks be very memorable in any form of advertising, TV, radio, print and online.
A combination of the domain name (**www.1800SafeAir.com**) and telephone number **1-800-SAFE-AIR** also helps prospective customers and shareholders remember our business and what it does. A customer or shareholder is more likely to call a number that they can recall easily, and it will always be easier to memorize a word than a string of random numbers. In addition, 1-800-SAFE-AIR phone number makes our business immediately memorable to new customers and returning customers needing help with our products.

Mountain Marketing Group conducts surveys and research to rate the success of various types of advertising and marketing. In their latest study, they found:

90% of Americans have used toll-free numbers to contact a company after watching an advertisement.

Of these 90%, a productive ad using an 800-vanity number generated a response rate of 30% or more.

As much as 84 percent of these prospects were able to recall the phone number because of visual aids and the use of letters rather than numbers.

6)   Issuer's Facilities

The goal of this section is to provide a potential investor with a clear understanding of all assets, properties or facilities owned, used or leased by the issuer and the extent in which the facilities are utilized.

In responding to this item, please clearly describe the assets, properties or facilities of the issuer, give the location of the principal plants and other property of the issuer and describe the condition of the properties. If the issuer does not have complete ownership or control of the property (for example, if others also own the property or if there is a mortgage on the property), describe the limitations on the ownership.

If the issuer leases any assets, properties or facilities, clearly describe them as above and the terms of their leases.

Kronos Advanced Technologies West Virginia corporate headquarters include offices as well as its main manufacturing facilities containing 62,400 square feet of infrastructure in place to engage in electronics manufacturing, product design and R&D. Two other buildings on the property are an auxiliary building having 15,900 square feet and the warehouse containing 7,500 square feet. These facilities are located on the same property including 10 acres of paved parking space that allows to park 300 employee vehicles.

We acquired the property in a transaction on June 30, 2021 in an exchange transaction with GX7 Limited, a West Virginia limited partnership, 50% of which is owned by current Chief Operating Officer, Joseph Florence. The property includes a 62,400 square foot manufacturing facility, a 15,900 square foot warehouse, and a 7,500 square foot auxiliary building respectively. A 10-acre paved parking lot is also included. The total purchase price of the property is $5,800,000. The Company and GX7 agreed to payment terms as follows: the issuance of 91 million shares of common stock to GX7, and the payment of $2,610,000 in cash. The Company intends to pay GX7 from the proceeds of the loans offered by the West Virginia Economic Development Authority ("WVEDA"). On April 7, 2022, we completed all conditions precedent, and the loans closed by virtue of our purchase of fixed equipment, providing proofs of hazard and flood insurance, title insurance and liability insurance. We also installed all equipment and completed all renovations at the facility, which resulted in the transfer of title of the real estate to the Company from a "contract of sale" to recorded ownership.

7) Company Insiders (Officers, Directors, and Control Persons)

The goal of this section is to provide an investor with a clear understanding of the identity of all the persons or entities that are involved in managing, controlling or advising the operations, business development and disclosure of the issuer, as well as the identity of any significant or beneficial shareholders.

Using the tabular format below, please provide information, as of the period end date of this report, regarding any person or entity owning 5% of more of any class of the issuer's securities, as well as any officer, and any director of the company, or any person that performs a similar function, regardless of the number of shares they own. **If any insiders listed are corporate shareholders or entities, provide the name and address of the person(s) beneficially owning or controlling such corporate shareholders, or the name and contact information (City, State) of an individual representing the corporation or entity in the note section.**

Name of Officer/Director or Control Person	Affiliation with Company (e.g. Officer Title /Director/Owner of more than 5%)	Residential Address (City / State Only)	Number of shares owned	Share type/class	Ownership Percentage of Class Outstanding	Note
Michael Rubinov	Director, President, Secretary, CFO, CEO	1461 Kadima, Zoran, Israel 6092000	1,574,325	Common	0.239%	_____
Joseph Florence	COO	2501 Garfield Ave Parkersburg, WV 26101	1,669,821	Common	0.253%	
Mary Taylor	Director	3431 Parfour Blvd, Green, OH 44685	50,000	Common	0.007%	

Professional Background of our Officers and Directors

Michael Rubinov -Director, President, Secretary, CEO, CFO

EXECUTIVE MANAGEMENT

Mr. Rubinov has been an executive in the hi-tech industry for the last 20 years and served in various business roles with global companies Intel, Boeing, NICE Systems as well as with start-up companies in fintech, cyber and telecom markets. Mr. Rubinov holds BSEE (from NYIT), MsCS (Stevens Institute of Technology) and MBA from UK Bradford School of Management.

Joseph Florence – Chief Operating Officer (COO) & Chief Transformation Officer (CTO)

Prior to joining Kronos, Florence worked more than 30 years in custom electronics manufacturing, as an owner/founder, as well as running several manufacturing and supply chain solution companies. He was awarded Ernst and Young's WV Entrepreneur of the Year. Most recently, he directed a 200-person domestic manufacturing technology company directed toward the supply chain globalization of America while improving market share and profitability. President / CEO / Chairman of the Board

Twenty-five years of experience in entrepreneurial middle-market businesses. Complete understanding of all levels of business processes and operations. Successfully lead companies as Chairman of the Board, ensuring the clear communication of strategic plans and any associated company risks to all stakeholders. Gifted at executive recruitment and retention.

Market Development

Experienced, Sales Focused Company President having a complete understanding of all-encompassing requirements to ensure continued sales growth without compromising company ethics, profits, product quality, or customer satisfaction. Twenty-five years of Presidential experience having the sole responsibility of approving company sales strategies and executions, resulting in a lifetime of company revenues e exceeding $200 million. Skilled at motivating and controlling the unique personalities associated with both domestic and international sales forces.

Financial Management

Experienced middle-market Company Chief Financial Officer (CFO) and Treasurer. Successfully funded and provided ongoing financing through both private equity offerings and debt obligations for six companies. Skilled at financial management and cash management with a complete understanding of debt financing of middle-market companies. Expert at developing financial projections. Twenty-five years of Profit and Loss (P&L) responsibility.

Product Development

Co-Developed new internal engineering design methodologies for Fortune 100 defense contractor, focused on embedding manufacturinginvolvement into the design process. Achieved 40%-unit production cost savings. Twenty-five years of experience applying these methodologies to custom processes and products.

Successfully conceptualized, designed, manufactured in China, and licensed patents for several consumer products.

Supply Chain Expert

Complete understanding of the Supply Chain process, including quoting, negotiating with vendors, and development of Lean, effective internal controls. Developed new processes, including MRP share, with key suppliers resulting in a 60% reduction in personnel.

Mary Taylor -Independent Director

Mary Taylor is a certified public accountant and, prior to her political career, spent 16 years in the private sector, including 12 years with Bober Markey Fedorovich, an Akron-based CPA and advisory firm. Her political background includes being on the Green City Council as well as being elected to the Ohio General Assembly and subsequently to serve as the Ohio state auditor in 2006. She also served as the 65th lieutenant governor of Ohio from 2011 to 2019. She was most recently a candidate in the Republican Party primary for Governor of Ohio in the 2018 election. Mary has two degrees from the University of Akron.

8) **Legal/Disciplinary History**

A. Please identify whether any of the persons or entities listed above have, <u>in the past 10 years</u>, been the subject of:

    1. A conviction in a criminal proceeding or named as a defendant in a pending criminal proceeding (excluding traffic violations and other minor offenses);

    <u>Not Applicable</u>

B. Please identify whether any of the persons or entities listed above have, <u>in the past 10 years</u>, been the subject of:

    2. A conviction in a criminal proceeding or named as a defendant in a pending criminal proceeding (excluding traffic violations and other minor offenses);

    <u>Not Applicable</u>

    3. The entry of an order, judgment, or decree, not subsequently reversed, suspended or vacated, by a court of competent jurisdiction that permanently or temporarily enjoined, barred, suspended or otherwise limited such person's involvement in any type of business, securities, commodities, or banking activities;

    <u>Not Applicable</u>

3. A finding or judgment by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission, the Commodity Futures Trading Commission, or a state securities regulator of a violation of federal or state securities or commodities law, which finding, or judgment has not been reversed, suspended, or vacated; or

Not Applicable

4. The entry of an order by a self-regulatory organization that permanently or temporarily barred, suspended, or otherwise limited such person's involvement in any type of business or securities activities.

Not Applicable

C. Describe briefly any material pending legal proceedings, other than ordinary routine litigation incidental to the business, to which the issuer or any of its subsidiaries is a party or of which any of their property is the subject. Include the name of the court or agency in which the proceedings are pending, the date instituted, the principal parties thereto, a description of the factual basis alleged to underlie the proceeding and the relief sought. Include similar information as to any such proceedings known to be contemplated by governmental authorities.

From time to time, the Company may be subject to routine litigation, claims or disputes in the ordinary course of business. The Company defends itself vigorously in all such matters. In the opinion of management, no pending or known threatened claims, actions or proceedings against the Company are expected to have a material adverse effect onits financial position, results of operations or cash flows. However, the Company cannot predict with certainty the outcome or effect of any such litigation or investigatory matters or any other pending litigations or claims. There can be noassurance as to the ultimate outcome of any such lawsuits and investigations. The Company will record a liability when it believes that it is both probable that a loss has been incurred and the amount can be reasonably estimated. The Company periodically evaluates developments in its legal matters that could affect the amount of liability that it has previously accrued, if any, and makes adjustments as appropriate. Significant judgment is required to determine both the likelihood of there being, and the estimated amount of, a loss related to such matters, and the Company's judgment may beincorrect. The outcome of any proceeding is not determinable in advance. Until the final resolution of any such matters that the Company may be required to accrue for, there may be an exposure to loss in excess of the amount accrued, and such amounts could be material.

9) Third Party Providers

Please provide the name, address, telephone number and email address of each of the following outside providers:

Securities Counsel

Name:	Marc Applbaum
Firm:	Law Offices of Marc Applbaum
Address 1:	3212 Homer Street
Address 2:	San Diego, CA 92106

Phone: 619-993-0288

Email: applbaumlaw@gmail.com

Accountant or Auditor

Name:

Firm: Weinstein International CPA

Address 1:   16 Kissufim Street

Address 2:   Jerusalem, 9123101, Israel

Phone:

Email:

Other Service Providers

Provide the name of any other service provider(s) that **that assisted, advised, prepared or provided information with respect to this disclosure statement**. This includes counsel, broker-dealer(s), advisor(s) or consultant(s) or provided assistance or services to the issuer during the reporting period.

Name: Kevin Harrington

Firm: KBHS LLC

Nature of Services: Advisory

Address 1:

Address 2:

Phone:

Email:

Name: Bill Nicholson

Firm: N/A

Nature of Services: Advisory

Address 1:

Address 2:

Phone:

Email:

Name: Eric Kilinsky

Firm: Quality Financial Services LLC

Nature of Services: Accountant

Address 1:

Address 2:

Phone:

Email: info@qualityfinancialservice.com

10)   Issuer Certification

Principal Executive Officer:

The issuer shall include certifications by the chief executive officer and chief financial officer of the issuer (or any other persons with different titles but having the same responsibilities) in each Quarterly Report or Annual Report.

The certifications shall follow the format below:

I, Michael Rubinov certify that:

1. I have reviewed this annual disclosure statement of Kronos Advanced Technologies, Inc;

2. Based on my knowledge, this disclosure statement does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this disclosure statement; and

3. Based on my knowledge, the financial statements, and other financial information included or incorporated by reference in this disclosure statement, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this disclosure statement.

09/28/2022 [Date]

/s/ M. Rubinov [CEO's Signature]

Principal Financial Officer:

I, Michael Rubinov certify that:

1. I have reviewed this annual disclosure statement of Kronos Advanced Technologies, Inc;

2. Based on my knowledge, this disclosure statement does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this disclosure statement; and

3. Based on my knowledge, the financial statements, and other financial information included or incorporated by reference in this disclosure statement, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this disclosure statement.

09/28/2022 [Date]

/s/ M. Rubinov [CFO's Signature]

Kronos Advanced Technologies, Inc.
Consolidated Balance Sheets (unaudited)

		June 30, 2022		June 30, 2021
ASSETS				
Current assets				
Cash and cash equivalents	$	1,636	$	19,320
Inventory		227,676		233,154
Prepaid expenses		0		16,893
Accounts receivable		54,122		20,115
Loans Receivable		10,249		
Total current assets		293,683		289,482
Property and equipment, net		5,781,276		5,802,276
Intangible assets		220,974		234,486
Total Assets	$	6,295,933	$	6,326,244
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)				
Current liabilities				
Accounts payable	$	(8,466)	$	10,200
Accrued expenses		139,723		29,232
Accrued interest payable		44,082		26,585
Operating loan		296,150		31,650
Derivative liability		302,055		302,055
Sales Tax Payable		12,409		11,290
Convertible notes payable, net of discount		232,500		175,000
Total current liabilities		1,018,453		556,012
Long Term Liabilities				
State of West Virginia		2,569,215		2,610,000
Total Liabilities		3,587,668		3,196,012
Stockholders' Deficit:				
Common stock, par value $0.001, 2,000,000,000 shares authorized 659,323,911 and 659,323,911 shares issued and outstanding as of June 30, 2022 and June 30, 2021, respectively		659,324		659,324
Additional paid in capital		43,143,410		43,143,410
Accumulated deficit		(41,094,469)		(40,672,502)
Total Kronos Advance Technologies Inc Stockholders' Equity (Deficit)				0
Toral Stockholders' Equity (Deficit)		2,708,265		3,130,232
Total Liabilities and Stockholders' Equity (Deficit)	$	6,295,933	$	6,326,244

Kronos Advanced Technologies, Inc.
Consolidated Statements of Operations

	For the Year Ended	
	June 30, 2022	June 30, 2021
Revenue	$ 83,003	$ 503,742
Cost of goods sold	50,865	276,083
Gross Profit	32,138	227,658
Operating Expenses:		
General and administrative	382,216	2,164,633
Total operating expenses	382,216	2,164,633
Loss from operations	(350,078)	(1,936,975)
Other Income (Expense)		
Capital Gain on Crypto Currency	(4,393)	19,635
Interest expense	(17,496)	(183,463)
Change in value of derivative liability	0	1,377,221
Bad Debt Expense	0	(4,027)
Financing cost	0	0
Amortization of debt discount	(50,000)	(737,500)
Total Other (Income) (Expense)	(71,889)	471,866
Net Income (Loss)	$ (421,967)	$ (1,465,109)
Net income (loss)		
-Basic and diluted	$ (0.01)	$ (0.01)
Weighted average common shares outstanding		
-Basic and diluted	659,323,911	659,323,911

The accompanying notes are an integral part of these consolidated financial statements

Kronos Advanced Technologies, Inc.
Consolidated Statement of Stockholders' Equity

Common Shares

$0.001 Par Value

	Shares Issued	Amount	Additional Paid-IN Capital	Accumulated Deficit	Equity (Deficit)
Year Ended June 30, 2022					
Balance, June 30, 2021	659,323,911	$ 659,324	$ 43,143,410	(40,672,502)	$ 3,130,232
Issuance of common stock for acquisition (in escrow)	90,000,000	0	0		0
Cancelled Issuance of Common Stock for Acquisition	(90,000,000)	0	0		0
Net loss				(421,967)	(421,967)
Balance, June 30, 2022	659,323,911	$ 659,324	$ 43,143,410	$ (41,094,469)	$ 2,708,265
Year Ended June 30, 2021					
Balance, June 30, 2020	499,689,291	$ 499,689	$ 36,848,900	(38,207,393)	$ (858,805)
Issuance of common stock for services rendered	10,986,115	10,986	877,288		888,275
Issuance of common stock for retirement	13,100,000	13,100	1,126,600		1,139,700
Issuance of common stock for conversion of note payable	44,548,505	44,549	1,191,622		1,236,171
Issuance of common stock for acquisitions	91,000,000	91,000	3,099,000		3,190,000
Dividend Declared				(1,000,000)	(1,000,000)
Net loss				(1,465,109)	$(1,465,109)
Balance, June 30, 2021	659,323,911	$ 659,324	$ 43,143,410	$ (40,672,502)	$ 3,130,232

The accompanying notes are an integral part of these consolidated financial statements.

Kronos Advanced Technologies, Inc.
Consolidated Statements of Cash Flows

		For the Year Ended		
		June 30, 2022		June 30, 2021
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net loss	$	(421,967)	$	(1,465,109)
Adjustments to reconcile net income (loss) to net cashused in operating activities:				
Depreciation / Amortization		21,000		21,000
Change in value of derivative liability		0		(1,377,221)
Financing cost		0		0
Inventory		5,478		(233,154)
Convertible Note Adjustments		50,000		(179,823)
Changes in operating liabilities				
Accounts receivable & Loans Receivables		(44,256)		(12,394)
Accounts Payable & Accrued Expenses		109,321		(125,699)
Sales Tax Payable		1,119		11,190
Prepaid expenses		16,893		106,490
Net Cash Used in Operating Activities		(262,412)		(3,254,720)
CASH FLOWS FROM INVESTING ACTIVITIES				
Machinery & Equipment		-		(315,000)
Building & Land Acquisition		-		(5,419,026)
Intangible Assets Adjustments		13,513		986,487
Intellectual Property Purchases		-		(65,974)
Net Cash Provided By Investing Activities		13,513		(4,813,513)
CASH FLOWS FROM FINANCING ACTIVITIES				
Long-Term Loans		(33,285)		2,610,000
Additional Paid In Capital		-		6,294,511
Common Stock		-		159,634
Dividends Issued		-		(1,000,000)
Operating Loans		264,500		
Loans to Officers		-		4,027
Net Cash Provided By Financing Activities		231,215		8,068,172
Net Increase in Cash		(17,684)		(61)
Cash at Beginning of Period		19,320		19,381
Cash at End of Period	$	1,636	$	19,320

KRONOS ADVANCED TECHNOLOGIES, INC.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

For the Year Ended June 30, 2022

NOTE 1 - ORGANIZATION AND NATURE OF OPERATIONS

Kronos Advanced Technologies, Inc. ("Kronos") is a Nevada corporation (the "Company"). The Company's shares began trading on the over-the-counter bulletin board exchange on August 28, 1996, under the symbol "TSET." Effective January 12, 2002, the Company began doing business as Kronos Advanced Technologies, Inc. and, as of January 18, 2002, it changed the Company ticker symbol to "KNOS" and is trading on the OTC Markets

GENERAL

Kronos Advanced Technologies, Inc., is a product development and Production Company that develops and patents technology that among other things fundamentally changes the way air is moved, filtered and sterilized. Historically, Kronos has focused on developing, marketing, and selling the Company's proprietary air movement and purification technology. Serving the Indoor Air Quality (IAQ) market, Kronos technology uses state-of-the-art high voltage processes without the use of traditional HEPA filters. Kronos-based products move air silently, filter and purify the air, and dramatically reduce energy consumption to half of a 60-watt light bulb. Kronos devices can be variable in shape or size, and, therefore, have the potential to be scaled down for air purification in cars or scaled up in size for industrial and hazardous gas destruction. The technology is currently being implemented in standalone products to move and filter air replacing HEPA and other filtration systems. There are broad ranges of additional markets for standalone and embedded Kronos CORE technology-based devices. Examples of immediately addressable markets include health care facilities, operating rooms, manufacturing clean rooms, and cabins of automobiles and commercial aircraft.

Currently, the Company is planning to file additional patents to improve its existing technology as well as enter into new marketsegments but will continue to market air purifiers and other consumer products. Recently the Company became the exclusive distributor and licensee of the latest generation of air purifiers based on the Company's CORE technologies.

Fourteen of the Company's U.S. patent applications and three international patent applications have been allowed for issuance. Todate, our ability to execute our strategy has been restricted by our limited amount of capital.
On July 13, 2020 Kronos filed for provisional us patent protection for new antibacterial face mask with cellphone radiation protectionfeatures

The Kronos technology has numerous valuable characteristics for applications in the indoor air quality market, including moving airand gases at high velocities while filtering odors, smoke and particulates and sterilizing air from bacteria and virus contamination. Inthe past - a number of the scientific claims of the Kronos technology have been tested by the U. S. and foreign governments, multi- national companies and independent testing facilities (see "Independent Testing – Product Claims Platform").

Business Overview

Indoor air contains pollutants can affect the quality of life. Some of these pollutants come from outdoors, and others come from indoor sources and activities, such as cooking, cleaning, secondhand smoke, building materials, consumer products, and home furnishings. These indoor air pollutants can be particles or gases, including volatile organic compounds. Common contaminants that can be found indoors include both fine and coarse particulate matter, formaldehyde, mold, and pollen. Indoor air quality will vary from home to home and over the course of a day within a home. Since most people spend about 90% of their time indoors, mostly in their homes, much of their exposures to airborne pollutants will happen in the home. Our business focus is on the consumer air cleaning market. We do not design, market, or sell our air cleaning products as medical devices. We do not claim our products mitigate, treat, cure, or prevent disease. Our business develops and sells consumer products and new technologies that significantly change the way air is moved, filtered, and cleansed. Our product technology, uses state-of-the-art, high voltage processes, thereby eliminating the need for traditional porous HEPA filters. We believe our products move air silently, have superior filtering capabilities, and in general, cleans ambient air while offering dramatically reduced energy consumption. Our products have unique, variable, and superior filtering capabilities in both shape and size. They are available in a smaller footprint to provide air cleaning in cars. Larger units are available for consumer home use, for business use, or even in extreme industrial applications requiring the destruction of certain hazardous gases. The Company also sells bio-aerosol sensors and wearable sensors which are designed to identify aerosol contaminants in the air.

Our Products

Our technology is currently offered in the form of multiple stand-alone portable products designed to move, filter, and clean the air for businesses, homes, and vehicles. On a broader basis, additional markets that could immediately be impacted using standalone, embedded Kronos® devices include schools, universities, manufacturing clean-rooms, personal automobiles, buses, taxis, and commercial aircraft cabins. Our products are marketed under the Airdog® and KRONOS® brand names.

Our primary products include:

- Kronos Air Purifier 5G Model 3; an ionic air purifier with washable filter. This stand-alone device measures 10.2" in length x 10.2" wide x 20.5" high and is portable weighing 11 pounds and is manufactured with flame resistant plastic, with the ability to clean the air from an area of up to 215 square feet.
- Kronos Air Purifier 5G Model 5; an ionic air purifier with washable filter. This stand-alone device measures 12.4" in length x 12"wide x 25.6" high and weighing 23.6 pounds and is manufactured with flame resistant plastic, with the ability to clean the air from an area of up to 450 square feet.
- Kronos Air Purifier 5G Model 8; an ionic air purifier with washable filter. This stand-alone device measures 15" in length x 15" wide x 30" high and weighing 43.4 pounds and is manufactured with flame resistant plastic, with the ability to clean the air from an area of up to 1000 square feet.
- Kronos Fit Air; This portable device weighs 7.8 ounces and measures 7.2" in length x 3.5" wide x 3.1" high with the ability to be attached to a wristband, tote or desk or car, clean the air from an area of up to 25 square feet.
- Kronos Fit Air Bundle; combines the Kronos Fit Air with a connected face mask providing personal filtered air with the benefits of a mask.
- Kronos Car Air Purifier; at 2.4" high, 8.11" long and 6.89" wide, this portable device powered by a DC 12volt car charger is designed to clean the air in a vehicle.
- Kronosati Mini; the device is designed to be able to be held in hand on worn on a lanyard to filter the immediate airspace around an individual; the device measures 2" x 3" x ⅔" and weighs. It contains a re-chargeable battery that connects via USB for recharging.

We also manufacture and sell the only 5-layer graphene face masks on the market in the US, that are not meant for medical use, and we also sell replacement parts for our principal products.

We also have a number of other products in various stages of research and development, including space heaters, vaporizers, disinfectors, deodorizers and/or fans. These products have all been conceptualized during our research and development efforts over the past years. Each product varies in its respective level of completion, with none having been finalized and brought to market for sale. All products are waiting on capital and should be finalized as capital becomes available.

We market and sell our products directly through our web site: https://1800safeair.com/, and also through independent sales representatives and select retail outlets.

Kronos also owns and operates special vanity phone number 1-800-SAFE-AIR that spells out words that correspond to what our business does, we believe that this is a very effective marketing tool. It positions our company as one of the experts in the field, and most certainly a toll-free number with two words that are self-explanatory looks be very memorable in any form of advertising, TV, radio, print and online.

A combination of the domain name (www.1800SafeAir.com) and telephone number 1-800-SAFE-AIR also helps prospective customers and shareholders remember our business and what it does. A customer or shareholder is more likely to call a number that they can recall easily, and it will always be easier to memorize a word than a string of random numbers. In addition, 1-800-SAFE-AIR phone number makes our business immediately memorable to new customers and returning customers needing help with our products.

On August 27, 2021, we announced our e-commerce initiative through Channelize.io, which is a Platform-as-a-Service (PaaS) product that allows any of our satisfied customers the ability to sell our products online and earn commissions from sales. Known as "Live Stream Shopping and Real-time Engagement," we expect this to boost our sales and enhance our brand perception by connecting with our buyers who may showcase and market our products in ways that lead to informed, trusted, and accelerated purchases by new buyers. As of the date of this filing, we have not paid any commissions on customers who have sold any of our products using the PaaS product.

Mountain Marketing Group conducts surveys and research to rate the success of various types of advertising and marketing. In their latest study, they found:

90% of Americans have used toll-free numbers to contact a company after watching an advertisement.

Of these 90%, a productive ad using an 800-vanity number generated a response rate of 30% or more.

As much as 84 percent of these prospects were able to recall the phone number because of visual aids and the use of letters rather than numbers.

Our "Transition to America" Manufacturing Plan

Kronos is committed to the "Transition to America Initiative" of the Company, effectively moving our manufacturing from China to the United States. This commitment is evident by our acquisition of a 10-acre campus containing manufacturing and warehouse space of 85,000 square feet. This acquisition also included the intellectual property and manufacturing equipment necessary to manufacture electro-mechanical assemblies. As such, this acquisition provided us with the following:

● 85,000 square feet of manufacturing facilities located at our West Virginia located at 2501 Garfield Avenue, Parkersburg, West Virginia.

● High-speed electronic manufacturing equipment capable of placing 50,000 plus electronic components (resistors, capacitors, Integrated Circuits, etc.) per hour.

● Facility infrastructure and Intellectual Property including but not limited to proper lighting and power, material handling mezzanines, racks, workstations, conveyors and carts, custom manufacturing software, Standard Operating Procedures, Quality System, personnel records of trained employees, and Enterprise Resource Planning integrated software (ERP) including specialized Material Resource Planning supply chain management software (MRP).

This acquisition is a true turn-key manufacturing company ready to go.

The following constituent, and possibly the most important, is the experience and vision of our Chief Operating Officer, Joseph Florence, the architect of this vision (see "Our Directors and Executive Officers.")

Additionally, a critical constituent is our Design For eXcellence Strategy (DFX). This strategy understands that Kronos cannot simply manufacture our products within the USA with the intent to build the same design as our globally sourced products. This will not work. Our strategy is to design, utilizing DFX, our next generation of products to be manufactured in the USA. This means we will specifically develop the products for our factory and reduce part counts, incorporating design-for-automation philosophies, all the while improving both the functionality and the aesthetics of our new USA designs. We will ensure our current proprietary and patented technologies are implemented, and we will also intend to develop and patent other technologies, as well as patent the uniqueness of our latest designs during this process. This will naturally occur as part of our process. This process will include fully embracing the new manufacturing initiative called Industry 4.0. We will push our existing highly automated electronic assembly methodologies throughout the factory, genuinely becoming a near "Touchless Manufacturing" facility.

These three items, turnkey facility, management experience and guidance, and best-in-class design process reduce much if not all of the risk of transitioning to a USA manufacturing company. The other key component to point out is that Kronos currently has a viable and best-in-class global product line. Therefore, we will continue to sell this product line and introduce our USA-designed products concurrently as we continue to market and sell our globally manufactured products. We believe this strategy will again emphasize additional risk reduction to our USA-designed products. We will let the design progression and market demand drive our introduction of these new products with little or no business operational pressures.

Our current globally sourced products are comparatively a simple supply chain. Kronos only needs to forecast and order turn-key assemblies. Kronos will continually access the current manufacturing lead time (the time Kronos issued a Purchase order until the time to receive those purchased products into the Kronos warehouses) for these products, our current inventory levels, and our estimated market demand. This ongoing analysis will drive the requirement to place the new purchase orders in a timely manner to ensure we have product inventory to meet market demand.

Kronos has had discussions with our current global manufacturers analyzing the critical sub-assemblies that Kronos could manufacture in our new USA facility to the benefit of both parties. The focus of these discussions is the cost justification when considering the potential savings related to both the tariff costs and shipping costs of sub-assemblies versus those of a completed assembly, as well as a plan to select the most economical components to manufacture in the USA. Additionally, Kronos has reached out to other global research and development companies having conceptual and early-stage manufacturing products in our Air Purification market. In doing so, we have strategically approached these companies and began conversations to jointly select the components or in some cases, the entire product, to be built in the USA.

All of these efforts have been well received. Each party is motivated to bring on new USA manufacturing capacity. They view this as an opportunity to have geographic-local manufacturing, improved supply chain management, decentralized manufacturing, and rapid response capabilities to better serve their USA customers. It is important to emphasize that these strategies do no harm to our current supply chain of products. In fact, they enhance our market viability by providing a broader offering of products of which all will represent our Brand with excellence.

Industry Trends

The global portable air cleaner market is experiencing rapid traction. This growth is primarily led by the rising adoption of portable air cleaners for residential and commercial purposes. In pre-COVID 19 periods, people had a general notion that clean air, based on proper ventilation alone, would provide a more healthful environment free of airborne particulate that may include allergens including excessive dust, plant pollen, animal dander, hair, and the like.

The onset of the novel coronavirus pandemic and its variants increased interest in the proper methods to achieve clean air. As a result, the use of air cleaners in both residential and commercial settings have increased drastically over the past year. Although undoubtedly recognized as a global disaster, the coronavirus pandemic and the spread of coronavirus variants impacted the portable air cleaner industry in a positive manner. After the onset of the pandemic, the public interest was focused on air purity, general hygiene, and the overall efforts needed to improve each individual's health generally, and especially to invisible, airborne contaminants. Life-threatening epidemics like H1N1 Swine flu, H5N1 Avian influenza, and now the COVID 19 pandemic and variants have served to focus the general public's attention, resulting in the increased use of air cleaners in residential and commercial locations. However, we do not market or sell our air purification products as medical devices. We do not claim our products mitigate, treat, cure, or prevent disease.

Market Opportunity

We expect that the growth of the portable air cleaner market is projected to occur in both commercial and residential markets in the future. Helping to drive this expected domestic growth is a well-educated consumer base with rising awareness of airborne contaminants; becoming accustomed to adapting to preventative measures; and, having both an expendable income and the willingness to invest in products perceived to promote a healthy environment. Other "external" factors contributing to the growth of the domestic air purifier market include global warming, including increases in national disasters, such as seasonal large forest fires and hurricanes, as well as prolonged sweltering heat zones. Such events and conditions are projected to remain and perhaps even increase for the foreseeable future.

The commercial segment can best be identified as business applications embodying offices, academic centers, stores, hotels, conference rooms, service automobiles/busing, and small indoor public gathering sites. In contrast, the residential segment consists of single-family homes, condos, and apartments. Of particular note is a recent internal study we conducted indicating that our "satisfied customers" having single-family homes often resort to secondary purchases resulting in multiple air purifiers located in separate rooms throughout their homes. This we believe should be particularly true in families having children or aging parents living at home.

We expect trends will continue to accelerate the growth of the global portable air purifier market. In fact, with improved tools and techniques, scientists and health organizations are just beginning to fully understand and accurately quantify the impact of airborne pollutants and contaminants in today's world. We plan to expand to a larger, more diverse product platform in the near future, offering Clean Air, Clean Water, and Clean Food solutions for the consumer. Similar to the projected exponential market growth for the portable air purifier market, independent Market Research also indicates dramatic forecasted growth for the water purifier market. As of the date of this Prospectus, we do not offer or have any timetable for the introduction to market of any Clean Air, Clean Water, and Clean Food solutions for the consumer.

Government Regulation of Air Purifiers

Federal Regulation

Under the Federal Food, Drug, and Cosmetic Act (FDCA), the U.S. Food and Drug Administration (FDA) regulates devices that include an "instrument, apparatus, implement, machine, contrivance, implant, in vitro reagent, or other similar or related article, including any component, part, or accessory" that is intended to cure, mitigate, treat, or prevent disease or is intended to affect the structure of any function of the body. The FDA regulates air purifiers intended for medical purposes that are used to destroy bacteria in the air by exposure to UV radiation or remove particles from the air through filtration or electrostatic precipitation. Our products use a high voltage electrostatic method of destroying airborne contaminants, and do not use UV radiation methods. We do not market or sell our air purification products as an instrument, apparatus, implement, machine, contrivance, implant, in vitro reagent, or other similar or related article, including any component, part, or accessory that is intended to cure, mitigate, treat, or prevent disease. We do not claim our products mitigate, treat, cure, or prevent disease or eliminate viruses from the air. Our products are not medical devices and not subject to FDA regulation.

The U.S. Environmental Protection Agency does not regulate, certify, or register air cleaning devices or manufacturers. The Agency does provide consumer information on air purification devices on its web site: https://www.epa.gov/indoor-air-quality-iaq/does-epa-certifyregister-or-provide-lists-acceptable-air-cleaners-or-1, and references to industry sources including the Association of Home Appliance Manufacturers, so that consumers may learn about air purification devices.

Pursuant to the Energy Policy and Conservation Act ("EPCA"), The U.S. Department of Energy is authorized to regulate the energy efficiency of a number of consumer products and certain industrial equipment. The EPCA established the "Energy Conservation Program for Consumer Products Other Than Automobiles," which sets forth a variety of provisions designed to improve energy efficiency for certain consumer products, referred to generally as "covered products." In addition to specifying a list of consumer products that are covered products, EPCA contains provisions enable the Secretary of Energy to classify additional types of consumer products as covered products The U.S. Department of Energy has tentatively determined that air cleaners qualify as a covered product under Part A of Title III of the EPCA, as amended. The Department of Energy has tentatively determined that coverage of air cleaners is necessary and appropriate to carry out the purposes of EPCA, and that the average U.S. household energy use for air cleaners is likely to exceed 100 kilowatt-hours per year. The Department of Energy is currently engaged in soliciting public comments for proposed rules governing air cleaners. The public comment period concluded November 15, 2021.

As of the date of this filing, the Department of Energy has not published an abstract of the proposed regulations or conducted a rulemaking for air cleaners. If, after public comment, the Department of Energy issues a final determination of coverage for air cleaners, it may prescribe both test procedures and energy conservation standards for these products. DOE will publish a final decision on coverage as a separate notice, an action that will be completed prior to the initiation of any test procedure or energy conservation standards rulemaking. If the Department of Energy determines that coverage is warranted, it will proceed with its typical rulemaking process for both test procedures and standards. As of the date of this filing, the Department of Energy is not proposing test procedures or energy conservation standards as part of this proposed determination. If the Department of Energy proceeds with a rulemaking to establish energy conservation standards, it would determine if air cleaners satisfy the provisions of 42 U.S.C. 6295(I)(1) (which prescribe energy conservation standards) during the course of that rulemaking.

State Regulation

On June 3, 2019, the California Air Resources Board (CARB) adopted the indoor air cleaner regulation pursuant to California Assembly Bill 2276 in response to emerging concerns about indoor ozone emissions. While several states and the U.S. Environmental Protection Agency only warn against using ozone generators in occupied indoor spaces, and the Food and Drug Administration limits ozone emissions from medical air cleaner devices, California's program is unique in that it is the first state to promulgate regulations of air cleaners, and in its breadth and coverage.

The regulation generally imposes certification, ozone testing, electrical safety testing, labeling, notification, and recordkeeping requirements on covered devices intended for use in occupied spaces in California. The ozone emissions concentration limit is 0.050 parts per million (ppm). Personal air cleaners, air cleaners used in motor vehicles, stand-alone air cleaners, and products with a primary purpose other than air cleaning but that include an air cleaner are all examples of covered devices.

Certain exemptions are provided in the current regulation for industrial-use devices. In addition, due to the lack of available test methods and sales data at the time of adoption, the regulation exempts "in-duct" air cleaners that are physically integrated into HVAC systems.

In the years since the regulation was finalized, CARB has observed a significant increase in the use of air cleaners in the state, including in-duct air cleaners, in response to recent large fires, floods, and indoor marijuana use (https://ww2.arb.ca.gov/sites/default/files/2019-05/California%20Air%20Cleaning%20Units%20Market%202023.pdf). CARB believes that this market data along with other new sources of information, including revisions to test methods and the availability of a test method for in-duct devices, warrant regulatory changes.

On October 1, 2020, the regulation was amended with several significant changes. These changes include the immediate elimination of the ozone test requirement for portable air cleaners that use UVGI lamp(s), with or without mechanical filtration, as long as they meet other requirements that are outlined in section 94804(b) of the regulation. The exemption from the regulation of electronic in-duct air cleaning devices has also been eliminated, meaning this type of air cleaner must be CARB certified prior to sale to California residents or businesses. There is a 24-month phase-in period for meeting this new requirement, which will end on October 1, 2022. CARB is not certifying mechanical in-duct air cleaning devices that use only HEPA filtration. The text required on labels of certified air cleaners has also been changed and should now read: "Meets California ozone emissions limits. CARB certified." The label must still meet the same size requirements. There are also changes to the industrial use exemptions, including the added requirement that ozone-producing air cleaning devices can only be used when no people are present. There are also changes made to the advisory that is required to be placed on an uncertified ozone-producing air cleaner and additional information to be included in owners, operations, and installation manuals for the device. The notification requirement has been eliminated for manufacturers of certified air cleaners, although manufacturers of uncertified ozone-producing air cleaning devices are still required to carry-out the notification requirement as described in section 94807 of the regulation.
As of the date of this filing, our products comply with all CARB regulations related to air cleaners for sale in California, and the Company's manufacturer is registered with the State of California CARB.

Competitive Strengths

o   Our Products are efficacious air cleaners with patented technologies, that provide superior filtering capabilities and the ability to remove airborne contaminants up to 20 times smaller than HEPA filters, while operating at levels much quieter than HEPA based air purifiers. According to the U.S. Environmental Protection Agency, HEPA filters are able to filter airborne particulates sized at 0.3 microns (https://www.epa.gov/indoor-air-quality-iaq/what-hepa-filter-1). Our products contain automatic laser sensors and electrostatic precipitators which, based on our internal testing, as well as independent third party lab, effectively removed airborne particulate sized as small as 0.0146 microns. Thus, based on our analysis of test data and third-party studies, including that of a 2020 study on electrostatic indoor air cleaners published by the Department of the Built Environment, Aalborg University, which also discusses the efficacy of technologies used by the Company; a 2008 efficacy study of the Company's air purifiers conducted and published by the Disinfection Research Institute in Moscow, Russia(1) and by Environmental Health and Engineering based in Needham, Massachusetts; and a study published in 2018 by the Association of Home Appliance Manufacturers. Based on the Company testing results, analysis of the test data and an independent third-party testing-our filtering technology is able to capture particulate 20 times smaller than HEPA filters.

○ Our products operate continually to sense the amount of airborne contaminants in the air, and automatically adjust the performance of our products to filter and cleanse the air. Our Auto-Mode also adjusts noise levels ranging from 22dB (sleep mode) to 57dB (turbo mode) and averages at 34dB. This volume is half the noise level of traditional air cleaner systems while being far more effective. In fact, this noise level is as quiet as a soft hum, which, when in Auto Mode, only increases slightly when detecting and purifying the ambient air of more significant pollutants. The laser sensors in our products also alert users when to remove and clean our collector plates.

○ HEPA filters are designed to trap pollutants such as pollen and dust. Unfortunately, based on this very design, over time, the "collection process" creates a clogged filter, and as such, HEPA air purifiers will stop working if the filter isn't changed regularly. This clogging action can also result in pollutants that were once trapped and collected migrating through the filter elements and escaping back into the air. Furthermore, when the air temperature is warm and contains high humidity, mold and bacteria can grow on the HEPA filter, causing foul odors and potentially hazardous waste to be emitted back into the room. Kronos's ultra-efficient air purification module, with its removable washable collector plates, solves this problem by offering to the consumer an easy-clean system that is both safe and effective by handwashing or placing the purification module in a dishwasher. The removable collector plates eliminate the need to replace otherwise expensive HEPA filters and is a significant competitive advantage to the Company's products.

○ Since mold and bacteria like to grow on HEPA filters, they must be replaced every six months; and most likely, more frequently if filtering heavy contaminates. Spending money on HEPA filters can easily cost $500 per year, and the better-quality HEPA filters cost even more. Kronos's Air Purifier technology eliminates having to purchase replacement filters and saves the user a significant amount of unneeded yearly expenses, making Kronos an economical option.

○ Air cleaners using HEPA filters are made of dangerous fiberglass materials that are not bio-degradable, making the disposed of HEPA filters a long-lasting, damaging component to our environment. Kronos's Filterless technology creates no recurring waste stream of contaminated HEPA filters.

(1) The laboratory testing was conducted in Russia in 2002. Since then, the Company has had no direct or indirect relationship or communication with the institute, and has no present intention to re-engage with the institute or to do so in the future. There has been no direct or indirect material impact on the Company's current business resulting from the Company's 2002 laboratory testing in Russia, or due to the Russian invasion of Ukraine.

ONE BUTTON OPERATION: The unit operates with the push of a single button. This allows the user to cycle through different airflow settings quickly and easily or simply pick the Auto Mode setting.

○ AUTO MODE - SMART CONTROL: By selecting Auto Mode, the unit automatically adjusts the fan speed according to the contaminate levels that the internal AQI (Air Quality Index) module is reading in real-time. This feature not only provides a hands-free automated process of monitoring the room's air quality, but it also serves to help the homeowner better manage their power bills.

○ SMART APP WITH REAL-TIME AQI: Based on World Health Organization established Air Quality Standards, Kronos' air purifiers display an Air Quality Index reading (AQI) on a scale ranging from 0-500. With a quick glance, the homeowner can easily verify that their immediate environment offers the highest air quality. In addition, each user can install on their mobile phone a Smart App that will display the measure AQI reading. Even from a remote location, the homeowner can not only monitor a specific room's air quality, but they can also reset the fan speed or even turn the unit off if desired. Therefore, this Smart App serves as a remote control.

o   NIGHT MODE: This feature allows the user, if desired, to run the air purifier without the operating lights.

o   DETACHABLE AIR QUALITY LASER DETECTOR: The homeowner can use the detachable detector to measure the air quality in "other rooms" throughout the house. Such readings can then be compared to the AQI levels in the room being "cleansed" by the Kronos air purifier. This information can be vital in helping the homeowner decide whether or not to add additional air purifiers to the strategic locations within their living space.

o   GREEN FRIENDLY: The need to replace HEPA filters on a periodic basis, as used in our competitor's room-sized products, creates a secondary problem: "Non-Degradable Waste." This seems to be an even greater issue than other non-degradable waste since HEPA filters are "collecting and storing" contaminates by their very nature. In fact, depending on the severity of the environment, used HEPA filters may be considered toxic waste. All Kronos room-sized air purifiers using the Kronos Filterless technology offer a "Green Friendly" alternative.

Technology Description and Benefits

The proprietary Kronos technology involves the management of corona discharge by applying high voltage management across pairedelectrical grids to create an ion exchange. Applications for efficient high voltage management, efficient corona discharge and ion exchange include but are not limited to:

- air movement, including dielectric fluid movement and propulsion;

- air purification, including particulate removal, bacterial and viral removal, biohazard destruction, and odor removal;
- temperature and environmental management, including space heating and cooling;

- microchip, MEMS and other electronics devices and components cooling;

- air management, including sorting and separation of air streams by particle content;

- sound generation, including high fidelity sound recreation and active noise cancellation;

- high voltage management, including development of high voltage power supplies and control of energy surges and electricaldischarges;

- control of water and moisture content in air streams, including dehumidification and humidification; and

- water treatment, including water purification, ionization and water desalination.

Independent Testing - Product Claims Platform

A number of the scientific claims of the Kronos technology have been tested by the U. S. and foreign governments, multi-national companies and independent testing facilities. To date, independent laboratory testing has verified the filtration and sterilization capability of the Kronos technology. Summary results from select independent testing facilities are provided below. The tests wereconducted in the U.S. unless otherwise indicated.

Filtration Testing Results:

☐ Environmental Health and Engineering - reduced particle matter by up to 47% compared to days when the Kronos airpurifiers were not operating in the waiting room of a pediatric office while patients were present.

☐ Aerosol and Air Quality Research Laboratory - up to 99.8% filtration of 0.02 to 0.20-micron (20 to 200 nanometers) sizeparticles;

☐ LMS Industries - removal of over 99.97% of 0.10 micron (100 nanometers) and above size particles using HVAC industry'sASHRAE 52.2 testing standard for filtration;

☐ MicroTest Laboratories - HEPA Clean Room Class 1000 quality particulate reduction; and

☐ Intertek - tobacco smoke elimination tests in accordance with ANSI/AHAM AC-1-1988 standard entitled "American NationalStandard Method for Measuring Performance of Portable Household Electric Cord-Connected Room Air Cleaners," which demonstrated a Clean Air Delivery Rate ("CADR") for the Kronos air purifier of over 300 for the larger size Kronos air purifier and 80 for the smaller size using consumer filtration testing standards for the Association of Home Appliance Manufacturers ("AHAM").

Sterilization Testing Results

☐ Environmental Health and Engineering (viral analysis by the University of Wisconsin Department of Pediatrics andMedicine):
- collection and removal of a wide range of respiratory viruses, including influenza A, influenza B, human
rhinoviruses, human coronavirus, respiratory syncytial virus, adenovirus, and bocavirus, from the waiting room of apediatric office while patients were present.

☐ Scientific Institution of Health Care, Central Clinical Hospital #2 in Moscow (clinical trial):
- 100% decontamination of bacteria (Staphylococcus aureus) in under one hour and 80% decontamination of generalbacteria in under 24 hours from a 48m (3) hospital room while people were present.

☐ Pulmonary Department of Municipal Hospital #2 in Moscow (clinical trial):
- 100% decontamination of bacteria (Staphylococcus aureus) in under five hours from a 66m (3) hospital room whilefour patients were present; and
- 100% decontamination of mildew fungi in under two hours from a 113.2m(3) hospital room.

☐ Disinfection Research Institute Sterilization Laboratory in Moscow:
- disinfected a room completely contaminated with Bacteriophage
- a microorganism which lives in the E. Coli bacteria. (Bacteriophage is widely used in virus testing because the microorganism's biological structure and size share many functional similarities with a wide range of viruses); and
- 100% decontamination of room infected with bacteria (Staphylococcus aureus strain 906 (S. aureus) and Bacilluscereus strain 96 (B. cereus)
- S. aureus is a known cause of hospital-acquired infections, including skin lesions such as boils and furunculosis andmore serious infections such as pneumonia and meningitis.

☐ Institute for Veterinary Medicine in the Ukraine - destroy and sterilize air which had been inseminated with Anthrax andE.coli spores;

☐ New Hampshire Materials Laboratory - up to 95% reduction of hazardous gases, including numerous carcinogens found incigarette smoke:

☐ Battelle PNNL - 95% destruction of Bg (anthrax simulant); and

☐ Dr. Sergey Stoylar, a bacteriologist from the American Bacteriological Society - 100% destruction of Bacillus subtilis 168(bacteria simulant).

Medical Product Approval

In September 2006, the Russian Research Institute of Medical Equipment approved EOL's Kronos-based Tree air purification devicefor use in hospitals and other healthcare facilities. The device received Category I approval, which means the product has met the strictest regulations required for a device to be used in operating rooms and other areas that require a sterile environment. In November 2006, following the Russian Research Institute approval, the Ministry of Health Care and Social Development of the Russian Federation issued a Registration Certificate that designates the Kronos-based Tree air purification device for medical use.

Market Segmentation

Kronos had an initial business development strategy to attempt to develop and produce products based on the Kronos® technology tosix distinct air quality market segments: (1) air movement and purification (residential, health care, hospitality, and commercial facilities); (3) air purification for unique spaces (clean rooms, airplanes, automotive, and cruise ships); (4) specialized military (naval vessels, closed vehicles and mobile facilities); (5) industrial scrubbing (produce storage and diesel and other emissions); and (6)hazardous gas destruction (incineration and chemical facilities).

Technology Application and Product Development

To best serve Kronos' targeted market segments, the Company is developing specific product applications across two distinct productapplication platforms. A Kronos device can be either used as a standalone product or can be embedded. Standalone products are self- contained and only require the user to plug the Kronos device into a wall outlet to obtain air movement and filtration for their home, office or hotel room. Embedded applications of the Kronos technology require the technology be added into another system, such as abuilding ventilation system for more efficient air movement and filtration or into an electrical device such as computer or medical equipment to replace the cooling fan or heat sink.

Standalone Platform

Home and Office use I Products. The Company had developed a residential product SilentNight Air Purifier and in the past sold it throughindependent sales reps.

Medical Products. The Company is planning to engage in development of Healthcare related products based on our technology.

Commercial and Other Standalone Products. Utilizing our expanded product development resources, in the past Kronos completedthe initial design, development and production of a series of small multifunctional devices that can be used as space heaters, vaporizers, disinfectors, deodorizers and/or fans.

Embedded Platform

In addition, Kronos has developed an air filtration and purification mechanism capable of performing to

HEPA quality standards, while eliminating bacteria and viruses. The Company believes that Kronos devices could replace current HEPA filters with a permanent, easily cleaned, low-cost solution. Among the technical advantages of the Kronos technology over HEPA filters is the ability of the Kronos-based devices to eliminate the energy burden on air handling systems, which must generate high levels of backpressure necessary to move air through HEPA-based systems. Kronos-based devices enhance the air flow, while providing betterthan HEPA level filtration and purification. Kronos is seeking one or more strategic partners to commercialize, market and distribute Kronos based commercial embedded air filtration and purification devices.

Market Segmentation

Kronos' initial business development strategy was to develop and produce products based on the Kronos technology to six distinct airquality market segments: (1) air movement and purification (residential, health care, hospitality, and commercial facilities); (2) embedded cooling and cleaning (electronic devices and medical equipment); (3) air purification for unique spaces (clean rooms, airplanes, automotive, and cruise ships); (4) specialized military (naval vessels, closed vehicles and mobile facilities); (5) industrial scrubbing (produce storage and diesel and other emissions); and (6) hazardous gas destruction (incineration and chemical facilities).

Patents and Intellectual Property

Kronos has received notification that fifteen of its patent applications have been allowed for issuance by the United States Patent and Trademark Office and six of its international patent applications have been allowed for issuance by the Canadian Intellectual PropertyOffice, the Commonwealth of Australia Patent Office and the Mexican Institute of Industrial Property. These patents are considered utility patents which describe fundamental innovations in the generation, management and control of electrostatic fluids, including airmovement, filtration and purification. Each of the patents contain multiple part claims for both general principles as well as specific designs for incorporating the Kronos technology into air movement, filtration and purification products. The patents provide protection for both specific product implementations of the Kronos technology, as well as more general processes for applying theunique attributes and performance characteristics of the technology.

U.S. Patents

Date	U.S. Patent #	Patent Title	Description	Protection
August 2008	7,410,531	Method of Controlling Fluid Flow	an electrode array corona including an array of corona electrodes discharge electrodes and an array of acceleration flow	2025
August 2007	7,262,564	Alternative Geometries and Voltage Supply Management	geometry, voltage ratios and power requirements for improved operational performance	2024
July 2007	7,248,003	Electric Field Management	effective electric field management for reduced sparking	2025
October 2006	7,122,070	Method of and Apparatus for Electrostatic Fluid	inertialess power supply for safe operation and spark prevention	2025

Acceleration

July 2006	7,150,780	Electrostatic Air Cleaning Device	method for improving the efficiency of electrodes for filtering micron and sub-micron size particles	2024
May 2006	7,053,565	Electrostatic Fluid Accelerator - Power Management	effective powering of the electrodes for high level of air velocity	2024
November 2005	6,963,479	Electrostatic Fluid Accelerator - Advanced Geometries	advanced voltage management impacts air filtration and sterilization, air flow and ozone as well as safe operation and spark prevention	2023
August 2005	6,937,455	Spark Management Method and Device	analysis, detection and prevention of sparks in a high voltage field - creating safe, effective electrostatic technology Products	2022
May 2005	6,888,314	Electrostatic Fluid Accelerator - Electrode Design Geometries	electrode design geometries and attributes including micro channeling to achieve unique air movement and purification performance	2022
April 2004	6,727,657	Electrostatic Fluid Accelerator for and a Method of Controlling Fluid	synchronization of multiple stages of arrays - increasing air flow and air flow efficiency	2022
December 2003	6,664,741	Method of and Apparatus for Electrostatic Fluid Acceleration Control of a Fluid Flow	ratio of voltage for producing ion discharge to create air movement and base level filtration	2022
January 2003	6,504,308	Electrostatic Fluid Accelerator	electrode density core for producing ion discharge to create air movement and base level filtration	2019

International Patents

Kronos intends to continue to aggressively file patent applications in the U.S. and internationally. On July 13, 2020 Kronos filed forprovisional us patent protection for new antibacterial face mask with cellphone radiation protection features.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements of the Company include those of the Company and its subsidiary for the periods in which the subsidiary was owned/held by the Company. All significant intercompany accounts and transactions have been eliminatedin the preparation of the consolidated financial statements. At June 30, 2022 and 2021, respectively, the Company had only one subsidiary, Kronos Advanced Technologies, LLC. On March 7, 2022 the Company formed Kronos Advanced Technologies WV Inc as an additional 100 % owned subsidiary -as of 06-30-2022 this subsidiary is not yet operational.

Accounting Estimates

The preparation of financial statements in conformity with Generally Accepted Accounting Principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include assumptions made in estimated useful lives of property and equipment, assumptions inherent in a purchase price allocation, accruals for potential liabilities, certain assumptions usedin deriving the fair value of derivative liabilities, share-based compensation, and beneficial conversion feature of notes payable, and realization of deferred tax assets.

Stock-Based Compensation

The Company periodically issues stock options and warrants to employees and non-employees in non-capital raising transactions for services and for financing costs. The Company accounts for stock option and warrant grants issued and vesting to employees based on the authoritative guidance provided by the Financial Accounting Standards Board whereas the value of the award is measured on the date of grant and recognized over the vesting period. The Company accounts for stock option and warrant grants issued and vesting to non-employees in accordance with the authoritative guidance of the Financial Accounting Standards Board whereas the value of the stock compensation is based upon the measurement date as determined at either a) the date at which a performance commitment is reached, or b) at the date at which the necessary performance to earn the equity instruments is complete. Non-employee stock-based compensation charges generally are amortized over the vesting period on a straight-line basis. In certain circumstances where there are no future performance requirements by the non-employee, option grants are immediately vested and the total stock- based compensation charge is recorded in the period of the measurement date.

The fair value of the Company's common stock option and warrant grants is estimated using the Black-Scholes option pricing model, which uses certain assumptions related to risk-free interest rates, expected volatility, expected life of the common stock options, and future dividends. Compensation expense is recorded based upon the value derived from the Black-Scholes option pricing model and based on actual experience. The assumptions used in the Black-Scholes option pricing model could materially affect compensation expense recorded in future periods.

Fair Value of Financial Instruments

The Company follows paragraph 820-10-35-37 of the FASB Accounting Standards Codification ("Paragraph 820-10-35-37")to measure the fair value of its financial instruments and paragraph 825-10-50-10 of the FASB Accounting Standards Codification for disclosures about fair value of its financial instruments. Paragraph 820-10-35-37 establishes a framework for measuring fair value in accounting principles generally accepted in the United States of America (U.S. GAAP), and expands disclosures about fair value measurements. To increase consistency and comparability in fair value measurements and related disclosures, Paragraph 820-10-35-37establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three (3) broad levels. The three (3) levels of fair value hierarchy defined by Paragraph 820-10-35-37 are described below:

Level 1   Quoted market prices available in active markets for identical assets or liabilities as of the reportingdate.

Level 2   Pricing inputs other than quoted prices in active markets included in Level 1, which are eitherdirectly or indirectly observable as of the reporting date.

Level 3   Pricing inputs that are generally observable inputs and not corroborated by market data.

Financial assets are considered Level 3 when their fair values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. If the inputs used to measure the financial assets and liabilities fall within more than one level described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

The carrying amount of the Company's derivative liability of $302,055 and $302,055 as of June 30, 2022 and June 30, 2021, respectively and was based on Level 3 measurements.

The carrying amounts of the Company's other financial assets and liabilities, such as cash, prepaid expense, accounts payableand accrued payables and notes payable, approximate their fair values because of the short maturity of these instruments.

Acquisitions and Business Combinations

The Company allocates the fair value of purchase consideration to the tangible assets acquired, liabilities assumed, and separately identified intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. Significant estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from, acquired technology, trademarks and trade names, useful lives, and discount rates. Management's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period, which is one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to earnings.

Derivative Financial Instruments

The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported in the consolidated statements of operations. The classification of

derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative instrument liabilities are classified in the balance sheet as current ornon-current based on whether or not net-cash settlement of the derivative instrument could be required within 12 months of the balance sheet date.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cashequivalents.

Accounts Receivable

All of the Company's accounts receivable balance is related to trade receivables. Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts, if any, is the Company's best estimate of the amount of probable credit losses in its existing accounts receivable. The Company will maintain allowances for doubtful accounts, estimating losses resulting from the inability of its customers to make required payments for products. Accounts with known financial issues are first reviewed and specific estimates are recorded. The remaining accounts receivable balances are then grouped into categories by the number of days the balance is past due, and the estimated loss is calculated as a percentage of the total category based upon past history. Account balances are charged off against the allowance when it is probable that the receivable will not be recovered.

Net Income (Loss) Per Share

Basic earnings (loss) per share is computed using the weighted-average number of common shares outstanding during the period. Diluted earnings (loss) per share is computed using the weighted-average number of common shares and the dilutive effect of contingent shares outstanding during the period. Potentially dilutive contingent shares, which primarily consist of convertible notes, stock issuable to the exercise of stock options and warrants have been excluded from the diluted loss per share calculation because their effect is anti-dilutive.

Segments

The Company determined its reporting units in accordance with ASC 280, "Segment Reporting" ("ASC 280"). Management evaluates a reporting unit by first identifying its' operating segments under ASC 280. The Company then evaluates each operating segment to determine if it includes one or more components that constitute a business. If there are components within an operating segment that meet the definition of a business, the Company evaluates those components to determine if they must be aggregated into one or more reporting units. If applicable, when determining if it is appropriate to aggregate different operating segments, the Company determines if the segments are economically similar and, if so, the operating segments are aggregated.

Management has determined that the Company has one consolidated operating segment. The Company's reporting segment reflects the manner in which its chief operating decision maker reviews results and allocates resources. The Company's reporting segment meets the definition of an operating segment and does not include the aggregation of multiple operating segments.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the assets, which rangefrom three to seven years. Expenditures for major renewals and betterments that extend the original estimated economic useful lives ofthe applicable assets are capitalized. Expenditures for normal repairs and maintenance are charged to expense as incurred. The cost andrelated accumulated depreciation of assets sold or otherwise disposed of are removed from the accounts, and any gain or loss is included in

operations.

Digital Assets Translations and Remeasurements

Digital Assets are included in current assets in the consolidated balance sheets. Digital Assets are recorded at cost lessimpairment.

An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently,when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired.
Impairment exists when the carrying amount exceeds its fair value. In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it isnot more likely than not that an impairment exists, a quantitative impairment test is not necessary. If the Company concludes otherwise, it is required to perform a quantitative impairment test. To the extent an impairment loss is recognized, the loss establishesthe new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

Realized gain (loss) on sale of Digital Assets are included in other income (expense) in the consolidated statements ofoperations.

The Company assesses impairment of Digital Assets quarterly if the fair value of digital assets is less than its cost basis. TheCompany recognizes impairment losses on Digital Assets caused by decreases in fair value using the average U.S. dollar spot price ofthe related Digital Asset as of each impairment date. Such impairment in the value of Digital Assets is recorded as a component of costs and expenses in our consolidated statements of operations. There were no impairment losses related to Digital Assets during theperiod ended June 30, 2022.

Intangibles

The Company uses assumptions in establishing the carrying value, fair value and estimated lives of the Company's long-lived assets and goodwill. The criteria used for these evaluations include management's estimate of the assets' continuing ability to generate positive income from operations and positive cash flow in future periods compared to the carrying value of the asset, the strategic significance of any identifiable intangible asset in its business objectives, as well as the market capitalization of the Company. Cash flow projections used for recoverability and impairment analysis use the same key assumptions and are consistent with projections used for internal budgeting, and for lenders and other third parties. If assets are considered to be impaired, the impairment recognized is the amount by which the carrying value of the assets exceeds the fair value of the assets. Useful lives and related amortization or depreciation expense are based on the Company's estimate of the period that the assets will generate revenues or otherwise be used by Kronos. Factors that would influence the likelihood of a material change in the Company's reported results include significant changes in the assets' ability to generate positive cash flow, loss of legal ownership or title to the asset, a significant decline in the economic and competitive environment on which the asset depends, significant changes in the Company's strategic business objectives, and utilization of the asset.

Income Taxes

Income taxes are accounted for in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes theenactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amounts expected to be realized, but no less than quarterly. Currently the company has not valued any NOL because of the expectation that it will not be used.

Research and Development Expenses

Costs related to research and development are charged to research and development expense as incurred.

Revenue Recognition

The Company accounts for revenues in accordance with Accounting Standards Codification ("ASC") 606, *Revenue from Contracts with Customers*. The underlying principle of ASC 606 is to recognize revenue to depict the transfer of goods or services to customers at the amount expected to be collected. ASC 606 creates a five-step model that requires entities to exercise judgment when considering the terms of contract(s), which includes (1) identifying the contract(s) or agreement(s) with a customer, (2) identifying our performance obligations in the contract or agreement, (3) determining the transaction price, (4) allocating the transaction price to the separate performance obligations, and (5) recognizing revenue as each performance obligation is satisfied. Under ASC 606, revenue is recognized when performance obligations under the terms of a contract are satisfied, which occurs for the Company upon shipment or delivery of products or services to our customers based on written sales terms, which is also when control is transferred. Revenue is measured as the amount of consideration we expect to receive in exchange for transferring the products or services to a customer.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, *Leases*. This ASU establishes a right-of-use model that requires a lessee to record a right-of-use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. This ASU and all the related amendments are effective for fiscal years beginning after December 15, 2018, including interim periods withinthose fiscal years. The Company adopted this guidance in the first quarter of fiscal 2020, the quarter ended September 30, 2019, using the optional transitional method afforded under ASU No. 2018-11, *Leases (Topic 842): Targeted Improvements*. Results for reporting periods beginning after the adoption date are presented under Topic 842, while prior period amounts are not adjusted and continue to be reported in accordance with the Company's historic accounting under ASC 840 (see Note 7 - Leases).

The Company elected and applied the available transition practical expedients. By electing these practical expedients,the Company did:
    a.   not reassess whether expired or existing contracts contain leases under the new definition of a lease;
    b.   not reassess lease classification for expired or existing leases; and
    c.   not reassess whether previously capitalized initial direct costs would qualify for capitalization underTopic 842.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The amendments in this ASU replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. This ASU is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2019. In November 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326,Financial Instruments - Credit Losses. The amendments in this ASU align the implementation date for nonpublic entities' annual financial statements with the implementation date for their interim financial statements. In addition, the amendment clarifies that receivables arising from operating leases are not within the scope of Subtopic 326-20; instead impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842: Leases. This ASU is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. In April 2019, the FASB issued ASU No. 2019-04, Codification Improvements to Topic 326, Financial Instruments - Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825 Financial Instruments. The amendments in this ASU further clarify certain aspects of ASU No. 2016-13. For entities that have not yet adopted ASU No. 2016-13, this ASU is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. In May 2019, the FASB issued ASU No. 2019-05, Financial Instruments - Credit Losses (Topic 326): Targeted Transition Relief. The amendments in this ASU provide transition relief for ASU No. 2016-13 by providing an option to irrevocably elect the fairvalue option for certain financial assets measured at an amortized cost basis. For entities that have not yet adopted ASU No. 2016-13, this ASU is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The Company is currently evaluating the impact this ASU will have on its financial statements and related disclosures.

Other recent accounting pronouncements issued by the FASB, including its Emerging Issues Task Force, the American Institute of Certified Public Accountants and the SEC did not or are not believed by management to have a material impact on the Company's present or future consolidated financial statement presentation or disclosures.

NOTE 3 - REALIZATION OF ASSETS AND GOING CONCERN

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern. The Company has sustained losses from operations in recent years, and such losses have continued through the current year ended June 30, 2022. In addition, the Company has used, rather than provided, cash in its operations. The Company has attempted during the period to use its resources to commercialize its technology and develop viable commercial products and to provide for its working capital needs.

In view of the matters described in the preceding paragraph, recoverability of a major portion of the asset amounts shown in the accompanying balance sheet is dependent upon continued operations of the Company, which in turn is dependent upon the Company's ability to meet its financing requirements on a continuing basis, to maintain present financing and to succeed in its future operations. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

NOTE 4. ACQUSITION OF CERTAIN ASSETS

On October 1, 2019, the Company entered into an operating assets purchase agreement wherein the Company acquired three check cashing kiosks operating in the United States. The purchase price for the assets was $250,000 in the form of a convertible note payable. (See Note 6.)

On June 30, 2021, the Company completed an acquisition that begun on June 18, 2020, wherein the Company acquired an electronics manufacturing facility, all intellectual property belonging to the seller regarding the facility, and all manufacturing equipment within the facility located in Parkersburg, WV. The purchase price for the assets was $5,800,000 in the form of partial cash payment ($2,610,000) with the remainder paid in shares totaling $3,190,000.

Kronos has purchased a turn-key manufacturing campus centrally located in the USA in a Federal Opportunity Zone. This factory is situated on 10.5 acres of land with three buildings: the Main Manufacturing Facility, Auxiually Facility, and Warehouse totaling 85,000 square feet. This acquisition included Machinery and Equipment,

Intellectual Property, Infrastructure, IT assets, and has completed initial Renovations. This acquisition is a Critical-To- Success Tactic for Kronos in our pursuit of manufacturing our products "In America by Americans" (Transition To America initiative) and executing our Touchless Manufacturing Initiative.

NOTE 5 – INVENTORY VALUATION AND PREPAID EXPENSES

As of June 30, 2022, Kronos has $227,676 worth of inventory stored partially in their newly acquired manufacturing facility in West Virginia and partially in other 3PL warehouse distribution locations. Majority of their inventory consists of air purifiers and other related products to sell to consumers. Kronos values their inventory based on FIFO (First-In-First-out) accounting method.

As of June 30, 2022, there were no prepaid expenses for Kronos Advanced Technologies Inc.

NOTE 6 - INTANGIBLES

Intangible assets consisted of the following on June 30, 2022

Developed and purchased patent technology	$	10,000.00
Less Accumulated Amortization	$	-
Intellectual Property	$	65,974.00
Goodwill	$	145,000.00
Net Intangible Assets	$	220,974.00

Developed and purchased patent technology includes developed technology as well as property that was acquired in the Kronos acquisition. See Note 1. Management had assessed that the value is not more than $10,000 and the patents were written down to that amount in 2009.

Intellectual property includes IT software, computer programming software, and other such intangibles assets acquired during the acquisition of the West Virginia manufacturing facility deal.

Intangible assets will be amortized on a straight-line basis over 10 years once operations increase.

NOTE 7 – CONVERTIBLE NOTES PAYABLE

On December 31, 2018, the Company issued a convertible promissory note in the amount of $1,000,000. The note is due on December 31, 2023, and bears interest at 5% per annum. The loan and any accrued interest may be converted into shares of the Company's common stock at a rate of 80% multiplied by the average of the three lowest trading price during the previous ten (10) day trading period ending on the latest completed trading day prior to the conversion date. Pursuant to current accounting guidelines, the Company recorded a note discount of $1,000,000 to account for the note's derivative liability. In addition, the Company recorded an amount of discount in excess of the note principal of $250,000 that was expensed as a financing cost.

On June 30, 2021, The Company converted the entirety of the note into shares eliminating the liability of this note completely.

On October 1, 2019, the Company issued a convertible promissory note in the amount of $250,000. The note is due on October1, 2024, and bears interest at 5% per annum. The loan and any accrued interest may be converted into shares of the Company's common stock at a rate of 80% multiplied by the average of the three lowest trading price during the previous ten (10) day trading period ending on the latest complete trading day prior to the conversion date. Pursuant to current accounting guidelines, the Company recorded a note discount of $250,000 to account for the note's derivative liability. In addition, the Company recorded an amount of discount in excess of the note principal of $62,500 that was expensed as a financing cost.

In April 2020 the Company issued four convertible promissory notes with investors totaling $137,500. These convertible notes payable are due one year from issuance, with interest at 5% per annum and are convertible at 80% multiplied by the Market Price (representing a discount rate of 20%). Market Price is defined as the average of the lowest three (3) trading prices for the common stock during the ten (10) trading day period ending one trading day prior to the date the conversion. Pursuant to current accounting guidelines, the Company recorded a note discount of $137,500 to account for the note's derivative liability. In addition, the Company recorded an amount of discount in excess of the note principal of $48,177 that was expensed as a financing cost.

On July 21, 2020, the Company issued a convertible promissory note in the amount of $100,000. The note is due on July 21, 2021, and bears interest at 5% per annum. The loan and any accrued interest may be converted into shares of the Company's common stock at a rate of 80% multiplied by the average of the three lowest trading price during the previous three (3) day trading period ending on the latest complete trading day prior to the conversion date.

During the period ended June 30, 2022, the Company amortized $50,000 of debt discount, and as of June 30, 2022, the balance of the unamortized debt discount was $125,000.

Note 8- Long-Term Liabilities

On June 17th, 2021, West Virginia Economic Development and Authority (WVEDA) approved in a meeting of its board of directors to grant Kronos a loan with the aggregate principal amount not to exceed $2,610,000. This is to be considered a loan as part of the acquisition of the manufacturing facility in West Virginia. This loan is to serve as a cash payment for the acquisition of the manufacturing facility as part of the agreement. The loan is broken down into real estate improvement loan and equipment loan with repayment terms of 15 years and 10 years respectively.

Interest rates for the two notes are as follows:

1. Loan #1: This loan shall bear interest fixed as of the third business day prior to closing equal to the rate of the 20 Year US Treasury Note rate plus 0.75%. This loan has a floor (minimum) interest rate of 2. 75% and shall be adjustable every five years.
2. Loan #2: This loan shall bear interest fixed as of the third business day prior to closing equal to the rate of the Wall Street Journal Prime rate multiplied by 0.75%. This loan has a floor (minimum) interest rate of 2.75%.

Note 9- Derivative Liability

The FASB has issued authoritative guidance whereby instruments which do not have fixed settlement provisions are deemed to be derivative instruments. Certain warrants issued to investors and conversion features of notes payable did not have fixed settlement provisions because either their exercise prices will be lowered if the Company issues securities at lower prices in the future or the conversion price is variable. In addition, since the number of shares to be issued is not explicitly limited, the Company is unable to conclude that enough authorized and unissued shares are available to share settle the conversion option. In accordance with the FASB authoritative guidance, the conversion feature of the notes was separated from the host contract (i.e., the notes) and the fair value of the warrants have been recognized as a derivative and will be re-measured at the end of every reporting period with the change in value reported in the statement of operations.

The derivative liabilities were valued at the following dates using a Binomial Lattice Model with the following average assumptions:

	June 30, 2022	June 30, 2021
Stock Price	$ 0.013	$ 0.057
Risk free interest rate	0.46	0.46
Expected Volatility	424	424
Expected life in years	1.50 -2.25	2.50-3.25
Expected dividend yield	0	0
Fair Value – Warrants	$ **0**	$ **0**
Fair Value – Note Conversion Feature	302,055	302,055
Total	$ 302,055	$ 302,055

The risk-free interest rate was based on rates established by the Federal Reserve Bank. The Company uses the historical volatility of its common stock to estimate the future volatility for its common stock. The expected life of the derivative securities was determined by the remaining contractual life of the derivative instrument. For derivative instruments that already matured, the Company used the estimated life. The expected dividend yield was based on the fact that the Company has not paid dividends to its common stockholders in the past and does not expect to pay dividends to its common stockholders in the future.

NOTE 10 – LEASES

The Company owns its offices and turn-key manufacturing facility as of June 30, 2022.

NOTE 11 – LEGAL PROCEEDINGS

From time to time, the Company may be subject to routine litigation, claims or disputes in the ordinary course of business. The Company defends itself vigorously in all such matters. In the opinion of management, no pending or known threatened claims, actions or proceedings against the Company are expected to have a material adverse effect on its financial position, results of operations or cash flows. However, the Company cannot predict with certainty the outcome or effect of any such litigation or investigatory matters or any other pending litigations or claims. There can be no assurance as to the ultimate outcome of any such lawsuits and investigations. The Company will record a liability when it believes that it is both probable that a loss has been incurred and the amount can be reasonably estimated. The Company periodically evaluates developments in its legal matters that could affect the amount of liability that it has previously accrued, if any, and makes adjustments as appropriate. Significant judgment is required to determine both the likelihood of there being, and the estimated amount of, a loss related to such matters, and the Company's judgment may be incorrect. The outcome of any proceeding is not determinable in advance. Until the final resolution of any such matters that the Company may be required to accrue for, there may be an exposure to loss in excess of the amount accrued, and such amounts could be material.

NOTE 12 - MAJOR CUSTOMERS

As of June 30, 2022, Kronos' major customers are Walmart.com and School Districts.

NOTE 13 - SEGMENTS OF BUSINESS

The Company operates principally in one segment of business: the Kronos segment licenses, manufactures, and distributes air movement and purification devices utilizing the Kronos technology. The Company operates primarily in the United States of America and Israel.

NOTE 14 - RELATED PARTIES

As of June 30, 2022, in accordance with the Exchange Transaction, GX7 Limited, partially owned by current CTO Joseph Florence, received 91,000,000 shares as part of the purchase agreement of the newly owned warehouse facility by Kronos. This share amount stock represents 13.79% of the issued and outstanding common stock of the Company as of June 30, 2021.

NOTE 15 - STOCKHOLDERS' EQUITY/ (DEFICIT)

During the year ended June 30, 2022, total amount of shares issued and later cancelled throughout the period were 90,000,000 shares.

NOTE 16 - SUBSEQUENT EVENTS

As of June 30, 2022, 4,250,000 shares have been allocated for stock-based compensation. Shares have not been issued and are being held as a liability on the books until issuance of shares.

As of July 05, 2022, Kronos Advanced Technologies issued a one-year convertible note to PharmaConsult LTD in the amount of $11,074 with an interest rate of 10% per annum.

As of July 21, 2022, Intellicalm's $100,000 promissory note plus interest due is scheduled to be converted in full at $0.007 per share for a total of 15,827,850 shares. The shares have not been issued yet, however a resolution for the conversion has been recorded.

EXHIBIT B: SAMPLE OTC SAFE NOTE

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED IN THIS SAFE AND UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

[COMPANY NAME]

OTC SAFE NOTE

(Principle Protected Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by **[Investor Name]** (the "Investor") of $ **[Purchase Amount]** (the "**Purchase Amount**") on or about **[Date]**, _____ [Company name]. a _____ [State of organization] _____ [company type - LLC, Corp,], (the "**Company**"), issues to the Investor the right to certain shares of the Company's Common Stock, subject to the terms described below.

"**Starting Market Price**" is $0.0054 per share

The "**Discounted Conversion Rate**" is 50%.

See **Section 2** for certain additional defined terms.

1.   *Events*

(a) **Conversion Event.** On the Mandatory Conversion Date, the Company will automatically issue to the Investor a number of shares of Common Stock equal to the Purchase Amount divided by the Conversion Price. If the issuance would result in the issuance of a fraction of a share of Common Stock, the Company shall round such fraction of a share of Common Stock up to the nearest whole share. The Company shall pay all charges to have the shares issued on the Company's stock ledger at the Company's official stock transfer. Investor shall pay any and all transfer agent fees, legal fees, costs and any other fees or costs that may be incurred or charged in connection with the of shares of the Company's Common Stock after the initial issuance.

(b) **Liquidity Event**. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "**Cash-Out Amount**") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "**Conversion Amount**"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, *provided* that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) **Dissolution Event**. If there is a Dissolution Event before the termination of this SAFE, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) **Liquidation Priority**. In a Liquidity Event or Dissolution Event, this SAFE is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other SAFEs and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other SAFEs and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other SAFEs and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other SAFEs and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) **Termination**. This SAFE will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this SAFE) immediately following the earliest to occur of: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this SAFE under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

2. *Definitions*

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Conversion Price**". The lower of Starting Market Price or Variable Conversion Price.

"**Discounted Conversion Rate**". Discounted Conversion Rate is equal to _____ (__%).

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (**excluding** a Liquidity Event), whether voluntary or involuntary.

"**Dividend Amount**" means, with respect to any date on which the Company pays a dividend on its outstanding Common Stock, the amount of such dividend that is paid per share of Common Stock multiplied by (x) the Purchase Amount divided by (y) the Liquidity Price (treating the dividend date as a Liquidity Event solely for purposes of calculating such Liquidity Price).

"**Final Market Price**". "Final Market Price" shall equal the lowest trade occurring during the twenty (20) consecutive Trading Days immediately preceding the Mandatory Conversion, as reported on the OTC Market quoting system under Symbol ____.

"**Mandatory Conversion Date**". First OTC Market Trading Day Three Hundred Sixty-Six (366) days after the close of offering.

"**Proceeds**" means cash and other assets (including without limitation stock consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

"**SAFE**" means an instrument containing a future right to shares of Capital Stock, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations. References to "this SAFE" mean this specific instrument.

"**Starting Market Price**". Price arbitrarily recognized and set by Company at a to-be-determined price per share.

"**Variable Conversion Price**". Final Market Price multiplied by the Discounted Conversion Rate.

3.   *Company Representations*

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this SAFE is within the power of the Company and has been duly authorized by all necessary actions on the part of the Company (subject to section 3(d)). This SAFE constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To its knowledge, the Company is not in violation of (i) its current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material debt or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this SAFE do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material debt or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien on any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this SAFE, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Capital Stock issuable pursuant to Section 1.

(e) To its knowledge, the Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with, or infringement of the rights of, others.

4.   *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this SAFE and to perform its obligations hereunder. This SAFE constitutes valid and *binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and* general principles of equity.

(b)   The Investor has been advised that this SAFE and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. Under Regulation CF of the Securities Act of 1933 the securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred: (1) to the issuer; (2) to an accredited investor; (3) as part of an offering registered with the

U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

(c) The Investor is purchasing this SAFE and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same.

(d) The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

5.   *Miscellaneous*

(a) Any provision of this SAFE may be amended, waived or modified by written consent of the Company and either (i) the Investor or (ii) the majority-in-interest of all then-outstanding SAFEs with the same "Post-Money Valuation Cap" and "Discount Rate" as this SAFE (and SAFEs lacking one or both of such terms will be considered to be the same with respect to such term(s)), *provided that* with respect to clause (ii): (A) the Purchase Amount may not be amended, waived or modified in this manner, (B) the consent of the Investor and each holder of such SAFEs must be solicited (even if not obtained), and (C) such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of SAFEs whose SAFEs have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of SAFEs.

(b) Any notice required or permitted by this SAFE will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c) The Investor is not entitled, as a holder of this SAFE, to vote or be deemed a holder of Capital Stock for any purpose other than tax purposes, nor will anything in this SAFE be construed to confer on the Investor, as such, any rights of a Company stockholder or rights to vote for the election of directors or on any matter submitted to Company stockholders, or to give or withhold consent to any corporate action or to receive notice of meetings, until shares have been issued on the terms described in Section 1. However, if the Company pays a dividend on outstanding shares of Common Stock (that is not payable in shares of Common Stock) while this SAFE is outstanding, the Company will pay the Dividend Amount to the Investor at the same time.

(d) Neither this SAFE nor the rights in this SAFE are transferable or assignable, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this SAFE and/or its rights may be assigned without the Company's consent by the Investor (i) to the Investor's estate, heirs, executors, administrators, guardians and/or successors in the event of Investor's death or disability, or (ii) to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this SAFE in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(e) In the event any one or more of the provisions of this SAFE is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this SAFE operate or would prospectively operate to invalidate this SAFE, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this SAFE and the remaining provisions of this SAFE will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f) To the extent the Conversion Price of the Company's Common Stock closes below the par value per share, the Company will take all steps necessary to solicit the consent of the stockholders to reduce the par value to the lowest value possible under law.

(g) If the Trading Price cannot be calculated for such security on such date in the manner provided above, the Trading Price shall be the fair market value as mutually determined by the Company and the holders of a majority in interest of the Notes being converted for which the calculation of the Trading Price is required in order to determine the Conversion Price of such Notes. "Trading Day" shall mean any day on which the Common Stock is tradable for any period on the OTC Pink, OTCQB or on the principal securities exchange or other securities market on which the Common Stock is then being traded. The Company shall not be responsible for the fees of its transfer agent and all DTC fees associated with any such issuance.

(h) All rights and obligations hereunder will be governed by the laws of the State of [Governing Law Jurisdiction], without regard to the conflicts of law provisions of such jurisdiction.

(i) The parties acknowledge and agree that for United States federal and state income tax purposes this SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this SAFE to be duly executed and delivered.

COMPANY:

By:_____

Title:_____

Address:_____

_____

Email:_____

INVESTOR:

By: _____

Name:_____

Title:_____

Address:_____

_____

Email:_____